

FRP HOLDINGS, INC.

2023 ANNUAL REPORT



CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended December 31
(Amounts in thousands except per share amounts)

	2023	2022	% Change
Revenues	$ 41,506	37,481	10.7
Operating profit	$ 11,700	7,996	46.3
Net investment income	$ 10,897	5,473	99.1
Interest Expense	$ (4,315)	(3,045)	41.7
Equity in loss of joint ventures	$ (11,937)	(5,721)	108.7
Gain on sale of real estate and other income	$ 53	874	(93.9)
Loss attributable to noncontrolling interest	$ (420)	(518)	(18.9)
Net income attributable to the Company	$ 5,302	4,565	16.1
Per common share:			
Net income attributable to the Company:			
Basic	$ 0.56	0.49	14.3
Diluted	$ 0.56	0.48	16.7
Total Assets	$ 709,166	701,084	1.2
Total Debt	$ 178,705	178,557	–
Shareholders' Equity	$ 414,520	407,145	1.8
Common Shares Outstanding	9,484	9,460	.3
Book Value Per Common Share	$ 43.71	43.04	1.6

BUSINESS. FRP Holdings, Inc. is a holding company engaged in the real estate business, namely (i) leasing and management of commercial properties owned by the Company, (ii) leasing and management of mining royalty land owned by the Company, (iii) real property acquisition, entitlement, development and construction primarily for apartment, retail, warehouse, and office buildings either alone or through joint ventures, (iv) ownership, leasing and management of buildings through joint ventures. The Company's operating subsidiaries are FRP Development Corp. and Florida Rock Properties, Inc.

STRATEGY. Our strategy consists of the re-deployment of cash from asset sales, real estate operations, and mining royalties, into new assets that allow management to exploit its knowledge and expertise. The asset classes of choice are mixed-use, industrial, raw land, existing buildings, and repeatable strategic partnerships located in core markets with growth potential. Emphasis will be placed on generating returns through opportunistic disposition, as well as cash-flow and long-term appreciation.

OBJECTIVE. We strive to improve shareholder value through (1) active engagement with properties and partners to grow asset value, (2) contributing our operating expertise and connections to maximize value and NOI growth, and (3) manage our capital structure in an efficient and responsible manner, with a watchful eye on projected future market conditions and trends to facilitate timely disposition of selected assets, (4) diligent, sustainable growth.

It is a truth universally acknowledged, at least in the investment world, that diversification on the company level is unnecessary if not out-and-out a bad thing. The heyday of the conglomerates like Gulf & Western or GE at its Jack Welch peak, with their hands in multiple assets and industries and global markets, is over. Investor bias towards asset concentration makes sense on a number of levels: it prevents empire building; it is hard enough to "get smart" on one industry, let alone a multitude of unrelated industries; investors don't need companies to diversify for them when they can do it themselves as they see fit. The biggest argument against diversification on the company level is that it complicates things. Valuing one type of asset is easier than valuing multiple asset types.

This Company is not simple. Though far from a conglomerate, we have several business segments in different and unrelated facets of the real estate industry. We have our in-house projects and a multitude of joint ventures. The investor who knows the apartment business might not want to take the time to get to know the industrial space and almost certainly has limited exposure to the aggregates business. That surface level complexity and lack of concentration in one particular asset type is probably off-putting to some investors, especially for a company our size. We are arguably the corporate version of what Scott Fitzgerald referred to as "that most limited of all specialists—the well-rounded man."

Our complexity is also part of the heritage of this Company, and we believe we have made it into an asset. Our mining royalties are the sole reason for this Company's existence and have been an instrumental component of the cashflow engine that has fueled our debt-free industrial development. We could have sold our land on the Anacostia River in DC, and deemed multifamily development outside of our focus, and we would have closed the door on owning some of the best assets in one of the greatest cities in the world. When we sold our industrial portfolio in 2018, we could have solely concentrated on multi-family projects, and in doing so, we would have written off decades of industrial real estate experience, not to mention the recent boom in industrial real estate values.

We are a full-service real estate developer with expertise and experience in several asset classes at every stage of the development and ownership level. The ability to shift our capital, focus, and level of exposure between different asset classes is a good thing, and we believe it has served and will continue to serve this Company and its investors well. To that end, as we announced at our Investor Day in October, we are shifting our development focus away from multifamily towards industrial. The combination of both the shrinking of margins in the multifamily space because of the cost of debt and materials, as well as the softening of the DC market as a glut of post-covid projects came on line in the last two years, has led us to believe we are better off delaying any multifamily projects in that market. We have long-term faith in the DC market, and our partnership with MRP and the Steuart Investment Company to develop the Steaurt Family parcels is an amazing opportunity, but right now the timing is wrong. At the same time, despite the cost of materials, the industrial market is still excellent, and we can finance most of the development in our industrial pipeline on an all-equity basis. This is a perfect example of the benefit of having multiple asset types in our development strategy.

Having a multifaceted development strategy has served the Company well, but, as mentioned previously, it has also tended to muddy the waters for our investors. We are a small company, but in less than a decade we have shifted from an industrial asset manager with some development, to a developer with some asset management. Furthermore, we are a JV partner in a multitude of projects, a capital partner, a lender... it's a lot, and it has tended to make our quarterly filings a trip to proverbial firehose for a drink of water. While we have tried to play to our strengths and put our cash to work, we have done a poor job of making our Company easier to understand. In our effort to grow shareholder value, we have made it harder for investors to wrap their arms around everything we do. This complexity in a company our size is one reason why we believe our stock price has never reflected our true net asset value. In theory, we could just keep our heads down and do our jobs and wait for an efficient market to recognize the fruits of our labor. In reality, we have to be more proactive about explaining what we do, how we do it, and where we are headed. It is our belief that our development strategy is a strength, maybe our biggest strength. But it also makes us complex, and unless we want to turn our back on that very strategy, then we have to make it easier for the investing public to understand us. Our Investor Day in October was a good start. Publishing a quarterly analysis of the estimated value of our assets is another step in the right direction. We are far from done.

INDUSTRIAL AND COMMERCIAL

In an attempt to further clarify what we do, we have renamed our "Asset Management" and "Stabilized Joint Venture" segments. Going forward, these will be our "Industrial and Commercial" and "Multifamily" segments. This change is purely cosmetic and does not shift assets between segments and requires no restatement of financial results. However, going forward, it does allow us to pursue industrial joint ventures while still keeping like with like.

The Industrial and Commercial segment performed well this year, growing revenues by 45.4% and NOI by 46.2% compared to 2022. These increases are partly the result of rent growth at our Cranberry Run Business Park, but mostly due to a full year of 100% occupancy of two of our buildings at Hollander Business Park as well as the addition to this segment in March 2023 of a fully occupied 101,750 square-foot, build-to-suit warehouse at Hollander. The strong performance of this segment as well as the high demand for industrial product and its resilience to inflation is why we have shifted our development focus towards industrial for the time being. Industrial is our "bread and butter" and expanding our footprint will be the main focus of our development strategy for some time.

MULTIFAMILY

Our Multifamily business segment had a mixed year. Dock 79 and the Maren experienced nominal revenue growth of 1.8% with average annual occupancy (94.36%, 95.60%), renewal rates (68.29%, 53.23%), and increases on renewals (2.80%, 4.21%) in line with historic expectations. There was an expected drop in pro rata NOI compared to last year, due to the sale of our 20% TIC interest in both buildings to SIC, but total NOI for the buildings is down compared to last year. Rent growth did not keep pace with rising expenses and as mentioned previously, the DC market is soft right now due to a significant number of buildings coming online after a Covid bottleneck, as evidenced by trade-outs at the Maren and Dock 79 of 1.90% and -4.00% respectively. These are still excellent assets in a beautiful area as anyone who came to the Investor Day we held at Dock 79 can attest to. They are financed interest-only through March 2033 at a rate (3.03%) that now feels like a historical anomaly. But the market, like the Nationals, isn't where it was before Covid, which is the reason why we're hitting pause on multifamily development in DC for the time being. And like the market (but maybe not the Nationals), we believe strongly in the long-term future of Dock 79 and the Maren, but we just need to wait out this ebb in the market and focus on expenses.

Conversely, we remain excited about Riverside, our JV with Woodfield Development in Greenville, SC. Riverside was added to this segment in the third quarter of last year after an exceptionally brief lease-up and had an average annual occupancy of 94.51% with 55.41% of expiring leases renewing with an average increase of 8.46%. Most importantly, Riverside added $800,000 of pro-rata NOI to this segment in its first full calendar year. We remain bullish about the Greenville market and look forward to adding .408 Jackson to this segment when it stabilizes in early 2024.

MINING ROYALTY LANDS

Mining royalties had a very strong 2023. Once again, we had our highest revenue year ever in this segment, growing revenues to $12,527,000, a 17.3% improvement over what had previously been our best revenue year ever in 2022. Part of the reason for this increase was the additional royalties from the acquisition in Astatula, FL that we completed in the second quarter of 2022, but the bulk of the increase came from increases in revenue at nearly every active location. We are very fortunate to have the best operators in the aggregates industry for our tenants. Vulcan Materials, our primary tenant, has been aggressive with their pricing, growing their average sales price at all locations by 15% over 2022, as reported in their third quarter investor presentation. Martin Marrietta saw a 20% increase in average sales price according to their third quarter call. State and federal infrastructure spending are expected to continue their upward trend with a 14% increase in total state highway and bridge capital spending anticipated in 2024 (on top of a 13% increase in 2023). Combined with increases in non-residential construction, demand in this sector should continue to be strong in 2024, even if interest rates dampen the pace of single-family home construction.

DEVELOPMENT

We have a three-part development strategy which we use to grow our business: 1) In-House Development and Acquisition; 2) Joint Venture Development and Acquisition; and 3) Principal Capital Source Lending. Since the sale of our legacy industrial assets in 2018, this three-pronged strategy is how we have gone about putting our cash to work. Our In-House strategy includes our industrial, commercial, and land development platform. These properties are acquired, developed, and managed 100% by FRP and transferred from Development to the Industrial and Commercial segment when construction is completed and the building has its certificate of occupancy. As stated previously, industrial development through in-house projects as well as JV's is the current focus of our development strategy. We have three in-house projects in our industrial pipeline in various stages of development which will eventually join and drive NOI growth in the Industrial and Commercial segment. During the second quarter of 2023, we broke ground on a 259,000 square-foot building on our 17-acre parcel in Harford County, MD. We expect shell completion on this building in the third quarter of 2024. In North East, MD, along the I-95 corridor, we are in the middle of pre-development activities on 170 acres of industrial land that will ultimately support a 900,000 square-foot distribution center. We would be reluctant to build something this size as a spec building, but we will be in a position to break ground as early as the fourth quarter of 2024 and would move forward on the project with an institutional capital partner or take it on ourselves as a build-to-suit. Finally, we are studying multiple conceptual designs for our 55-acre tract in Harford County, MD adjacent to the Cranberry Run Business Park. Our various configurations should yield from 600,000 to 700,000 square feet dependent on final design parameters and market demands.

Completion of these three industrial development projects will add over 1.8 million square feet of additional warehouse product to our Industrial and Commercial business segment as well as meaningfully increase this segment's NOI once these assets are all fully stabilized.

Our Joint Venture development and acquisition strategy focuses on projects developed in conjunction with outside partners, where FRP is typically the majority owner through an equity contribution in the form of land we already own, capital, or a combination of the two. We seek out developers with expertise in a particular market or asset class, who will handle day-to-day operations, but will also share in acquisition, development, and asset management costs. The lion's share of assets within our development segment are part of our joint-venture strategy. These include our opportunity zone investments in The Verge and Bryant Street in Washington, DC and .408 Jackson in Greenville, SC. All three of these assets are close to stabilization (90% occupancy for 90 days) and will join the Multifamily segment in 2024, adding 1,058 units to this segment. The Company is also in the process of pursuing its first industrial joint ventures. We believe this is the best way to start expanding beyond our traditional footprint into industrial markets that meet all our development criteria (high barriers to entry, employment/population growth, transportation infrastructure, etc.) that we wouldn't have the bandwidth to develop ourselves.

The third prong of our development strategy is Principal Capital Lending. The chief component of this strategy has been what you've heard us refer to as "Lending Ventures." It is a program where we lend the capital to a developer to use toward the entitlement and horizontal development of residential land. This land is pre-sold prior to commencement of any infrastructure improvements, and ultimately transferred to national homebuilders. On top of the interest accumulated, we then share in the profits from the lot sales. We have two current lending venture projects in various stages of development. The first is a project called Amber Ridge in Prince George's County, MD. All 187 units have been sold and we received $20.2 in preferred interest and principal on $18 million in principal draws. The second is called Aberdeen Overlook,

a 344 lot 110-acre residential development project in Aberdeen, MD. We have committed $31.1 million in funding under similar terms as Amber Ridge (10% interest rate, 20% preferred return, split of proceeds beyond 20%). A national homebuilder is under contract to purchase all of the finished building lots which will include 222 townhomes and 122 single family dwellings. Horizontal construction has begun, and the first 11 lots were purchased prior to year end. This development strategy has been incredibly useful as a way to put money to work at attractive rates of return during a time when we had more cash than projects in which to put the cash to use.

Since the asset sale in 2018, we have used our development strategy to put over $300 million of equity capital to work in a multitude of projects and asset classes (plus another $30 million of share repurchases). In so doing, we have grown our pro-rata NOI from $13.6 million at the end of 2018 to $30.2 million in 2023 for a compound annual growth rate of 17.3%. That kind of growth was only possible because we were a small, nimble company with an entrepreneurial attitude towards putting capital to work. As mentioned before, that kind of growth also made us incredibly complex to shareholders in a way I'm not sure management fully appreciated. We don't want to let the tail wag the dog and stifle growth opportunities for fear that they may further complicate us, but this Company must and will make it a priority to bring our investor relations to the level of the kind of Company we want to be.

In the twelve months since this letter last reached you, unemployment remains low and yet we have started to see inflation cool, the economy continues to grow at a healthy clip, interest rates appear stable, and the elusive soft landing now seems like a real possibility. We will always maintain a healthy capital cushion, but we feel very comfortable putting a meaningful amount of our cash to work in our current development strategy. This Company—your Company—has come a very long way in the last five years, and as exciting as that was, we sincerely believe we are just getting started.

Respectfully yours,



John D. Baker II
C.E.O. and Executive Chairman

Forward Looking Statements

Certain matters discussed in this report contain forward-looking statements, including without limitation relating to the Company's plans, strategies, objectives, expectations, intentions, capital expenditures, future liquidity, and plans and timetables for completion of pending development projects. The words or phrases "anticipate," "estimate," "believe," "budget," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and similar expressions identify forward-looking statements. The following factors and others discussed in the Company's periodic reports and filings with the Securities and Exchange Commission are among the principal factors that could cause actual results to differ materially from the forward-looking statements: levels of construction activity in the markets served by our mining properties; risk insurance markets; availability and terms of financing;

competition; interest rates, inflation and general economic conditions; demand for industrial and commercial facilities in the Baltimore-Washington-Northern Virginia area; demand for apartments in Washington D.C., Richmond, Virginia and Greenville, SC; and ability to obtain zoning and entitlements necessary for property development. However, this list is not a complete statement of all potential risks or uncertainties.

These forward-looking statements are made as of the date hereof based on management's current expectations, and the Company does not undertake an obligation to update such statements, whether as a result of new information, future events or otherwise. Additional information regarding these and other risk factors may be found in the Company's other filings made from time to time with the Securities and Exchange Commission.

Operating Properties

The Company owns (predominately in fee simple but also through ownership of interests in joint ventures) approximately 21,000 acres of land in Florida, Georgia, Maryland, Virginia, South Carolina, and the District of Columbia. This land is generally held by the Company in four distinct segments: (i) Industrial and Commercial Segment (land owned and operated as income producing rental properties in the form of commercial properties), (ii) Mining Royalty Lands Segment (land owned and leased to mining companies for royalties or rents), (iii) Development Segment (land owned or joint ventures held for investment to be further developed for future income production or sales to third parties), and (iv) Multifamily Segment (ownership, leasing and management of buildings through joint ventures).

Industrial and Commercial Segment. As of December 31, 2023, the Industrial and Commercial Segment includes nine buildings at four commercial properties owned by the Company in fee simple as follows:

1) 34 Loveton Circle in suburban Baltimore County, MD consists of one office building totaling 33,708 square feet which is 90.8% occupied (16% of the space is occupied by the Company for use as our Baltimore headquarters). The property is subject to commercial leases with various tenants.

2) 155 E. 21st Street in Duval County, FL was an office building property that remains under lease through March 2026. We permitted the tenant to demolish all structures on the property during 2018.

3) Cranberry Run Business Park in Harford County, MD consists of five industrial buildings totaling 267,737 square feet which are 92.1% occupied and 92.1% leased. The property is subject to commercial leases with various tenants.

4) Hollander 95 Business Park in Baltimore City, MD consists of three industrial totaling 247,340 square feet that are 100.0% leased and 100.0% occupied.

Mining Royalty Lands Segment – Mining Properties. The Company owns a fee simple interest in 14 open pit aggregates quarries located in Florida, Georgia and Virginia, which comprise approximately 16,650 total acres. The Company's quarries are subject to mining leases with various tenants, including Vulcan Materials, Martin Marietta, Cemex, Argos, and The Concrete Company. Aggregates consist of crushed stone, sand, gravel, fill dirt, limestone and calcium and are used primarily in construction applications.

Nine of the Company's quarries (located in Grandin, FL, Fort Myers, FL, Keuka, FL, Newberry, FL, Astatula, FL, Columbus, GA, Macon, GA, Tyrone, GA, and Manassas, VA; totaling 13,876 acres) are currently being mined, and five of the Company's quarries (located in Marion County, FL, Lake Louisa, FL, Astatula, FL, Lake Sand, FL and Forest Park, GA; totaling 2,778 acres) are leased but are not currently being mined. Our typical mining lease requires the tenant to pay the Company a royalty based on the number of tons of mined materials sold from our mining property during a given fiscal year multiplied by a percentage of the average annual sales price per ton sold. In certain locations, typically where the sand and stone deposits on the property have been depleted but the tenant still has a need for the leased land, we collect a minimum annual rental amount. In the fiscal years ended December 31, 2023, 2022 and 2021, aggregate tons sold with respect to the Company's mining properties were approximately 9,569,000, 9,525,000 and 7,575,000, respectively.

In May 2014, the Company entered into an amendment to our lease with Vulcan for our Fort Myers location requiring that the mining be accelerated and that the mining plan be conformed to accommodate the future construction of up to 105 residential dwelling units around the mined lakes. In return, the Company granted Lee County an option to purchase a right of way for a connector road that would benefit the residential area on our property and to place a conservation easement on part of the property, which the County exercised in 2020. Mining activity commenced in 2017 following Lee County's issuance of a mine operating permit allowing Vulcan to begin production.

In November 2017, Lake County commissioners voted to approve a permit to Cemex to mine the Company's land in Lake Louisa, Florida. The county issued the permit in July 2019. Cemex expects to begin mining after completing the work necessary to prepare this site to become an active sand mine.

Mining Royalty Lands Segment - Brooksville Joint Venture.
In 2006, a subsidiary of the Company entered into a joint venture agreement with Vulcan Materials Company to jointly own and develop approximately 4,280 acres of land near Brooksville, Florida as a mixed-use community. In April 2011, the Florida Department of Community Affairs issued its final order approving the development of the project consisting of 5,800 residential dwelling units and over 600,000 square feet of commercial and 850,000 of light industrial uses. Zoning for the project was approved by the County in August 2012. Vulcan Materials still mines on the property and the Company receives 100% of the royalty on all tons sold at the Brooksville property. In 2023, 259,000 tons were sold.

Mining Royalty Lands Segment - Other Properties. The segment also owns an additional 36 acres of investment property in Brooksville, Florida.

Development Segment – Industrial and Commercial Land.

At December 31, 2023, this segment owned the following future development parcels:

1) 54 acres of land that will be capable of supporting over 690,000 square feet of industrial product located at 1001 Old Philadelphia Road in Aberdeen, MD.

2) 17 acres of land in Harford County, MD with a 259,200 square feet speculative warehouse project on Chelsea Road under construction due to be complete in the third quarter of 2024.

3) 170 acres of land Cecil County, MD that can accommodate 900,000 square feet of industrial development.

Development Segment – Land Held for Development or Sale.

At December 31, 2023, this segment was invested in the following development parcels:

1) Riverfront on the Anacostia: The Riverfront on the Anacostia property is a 5.8-acre parcel of real estate in Washington, D.C. that fronts the Anacostia River and is adjacent to the Washington Nationals Baseball Park. A revised Planned Unit Development (PUD) plan was approved in 2012 and permits the Company to develop, in four phases, a four-building, mixed-use project, containing approximately 1,161,050 square feet. The approved development includes numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River. The first phase (now known as Dock 79), which was completed through a joint venture with MRP Realty, and which consisted of a single building with residential and retail uses, became our fourth business segment in July 2017, now known as the Multifamily Segment. The second phase (now known as The Maren), also completed through a joint venture with MRP Realty and consists of a single building with residential and retail uses, was added to the Multifamily Segment effective March 31, 2021. The final two phases, Phase 3 and Phase 4 remain under a first-stage PUD approval expiring March 30, 2025, permitting 571,671 square feet of development.

2) Hampstead Trade Center: The Hampstead Trade Center property in Carroll County, MD is a 118-acre parcel located adjacent to the State Route 30 bypass. The parcel was previously zoned for industrial use, but our request for rezoning for residential use was approved in December 2018. Management believes this to be a higher and better use of the property. We are fully engaged in the formal process of seeking PUD entitlements for this tract, which is now known as "Hampstead Overlook".

3) Bryant Street: On December 24, 2018 the Company and MRP Realty formed four partnerships to purchase and develop approximately five acres of land at 500 Rhode Island Ave NE, Washington, D.C. This property is the first phase of the Bryant Street Master Plan. The property is located in an Opportunity Zone, which provides tax benefits in the new communities development program as established by Congress in the Tax Cuts and Jobs Act of 2017. This first phase is a mixed-use development which supports 487 residential units and 91,607 square feet of first floor and stand-alone retail on approximately five acres of the roughly 12-acre site. Construction is complete and leasing efforts are nearing completion.

4) The Verge: On December 20, 2019 the Company and MRP formed a joint venture to acquire and develop a mixed-use project located at 1800 Half Street, Washington, D.C. This property is located in the Buzzard Point area of Washington, DC, less than half a mile downriver from Dock 79 and The Maren. It lies directly between our two acres on the Anacostia currently under lease by Vulcan and Audi Field, the home stadium of the DC United. The project is located in an Opportunity Zone, which provides tax benefits in the new communities' development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The eleven-story structure has 344 apartments and 8,536 square feet of ground floor retail. Construction is complete and leasing is under way. Lease-up is underway and at December 31, 2023, the building was 90.7% leased and 85.8% occupied inclusive of 25 units licensed to Placemakr Management for a short-term corporate rental program.

5) Square 664E: The Company's Square 664E property is approximately two acres situated on the Anacostia River at the base of South Capitol Street less than half a mile down river from our Riverfront on the Anacostia property. This property is currently under lease to Vulcan Materials for use as a concrete batch plant through 2026. In March 2017, reconstruction of the bulkhead was completed at a cost of $4.2 million in anticipation of future high-rise development.

6) .408 Jackson: In December 2019, the Company entered into a joint venture with a new partner, Woodfield Development, for the acquisition and development of a mixed-use project known as ".408 Jackson" in Greenville, SC. Woodfield specializes in Class-A multifamily, mixed-use developments primarily in the Carolinas and DC. The project is located across the street from Greenville's minor league baseball stadium and holds 227 multifamily units and 4,539 square feet of retail space. It is located in an Opportunity Zone, which provides tax benefits in the new communities' development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The temporary certificate of occupancy was received in December 2022. Leasing began in the fourth quarter of 2022 with residential units 95.2% leased and 93.4% occupied at quarter end. Retail at this location is 100% leased. The Company owns 40% of the development.

7) Windlass Run: In March 2016, the Company entered into an agreement with St. Johns Properties Inc., a Baltimore development company, to jointly develop the remaining lands of our Windlass Run Business Park, located in Middle River, MD, into a multi-building business park consisting of approximately 329,000 square feet of single-story office space. The project will take place in several phases. Construction of the first phase, which includes two office buildings and two retail buildings totaling 100,030-square-feet, commenced in the fourth quarter of 2017 and was completed in January 2019. At December 31, 2023 Phase I was 73.4% leased and 62.8% occupied, the subsequent phases will follow as each phase is stabilized.

8) Estero: In August 2022, the Company invested $3.6 million for a 16% interest in a joint venture with Woodfield Development to purchase and develop 46 acres in Estero, FL into a mixed-use project with 554

multifamily units, 72,000 square feet of commercial space, 41,000 square feet of office space and a boutique 170-key hotel. While the joint venture attempts to rezone the property, the Company will receive a preferred return of 8% with an option to roll its investment into equity in the vertical development or exit at that point.

9) Buzzard Point: In November 2022, the Company entered into a contribution agreement with MRP and Steuart Investment Company (SIC) regarding potential development of an estimated 1,200 multifamily units in four phases on land owned by SIC. The Company entered into a separate agreement with MRP to perform pre-development obligations for the contribution agreement. The company owns 50% of the partnership with MRP.

10) Woven: In August 2023, the Company entered into an agreement with Woodfield Development for the acquisition and development of a mixed-use project known as "Woven" in Greenville, SC, to consist of an estimated 214 multifamily units and 10,000 square feet of retail space. The joint venture is in the pre-development and pre-closing phase in pursuit of vertical construction closing conditions. The Company owns 50% at this time with final ownership to be determined based upon contributions by the partners, land contributors, and other investors.

Multifamily Segment.

At December 31, 2023, this segment was invested in the following stabilized multifamily joint ventures:

1) Dock 79: In 2014, approximately 2.1 acres (Phase I) of the total 5.8-acres was contributed to a joint venture owned by the Company (77%) and our partner, MRP Realty (23%), and construction commenced in October 2014 on a 305-unit residential apartment building with approximately 14,430 square feet of first floor retail space. Lease-up commenced in May 2016 and rent stabilization of the residential units of 90% occupied was achieved in the third quarter of 2017. The attainment of stabilization resulted in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, beginning July 1, 2017, the Company consolidated the assets (at current fair value based on a third-party opinion), liabilities and operating results of the joint venture. This consolidation resulted in a gain on remeasurement of investment in real estate partnership of $60,196,000 of which $20,469,000 was attributed to the noncontrolling interest. The Company used the fair value amount to calculate adjusted ownership under the Conversion election. As such for financial reporting purposes effective July 1, 2017 the Company ownership is based upon this substantive profit-sharing arrangement and is 66.0% on a prospective basis. During fourth quarter 2022, as part of our new partnership with SIC and MRP, we sold a 20% interest in a tenancy-in-common of Dock 79 where FRP Holdings, Inc. is the majority partner with a 52.8% ownership.

2) The Maren: On May 4, 2018, the Company and MRP Realty formed a Joint Venture to develop the second phase only of the four-phase master development known as Riverfront on the Anacostia in Washington, D.C. The purpose of the Joint Venture is to develop and own a 250,000-square-foot mixed-use development which supports 264 residential units and 6,758 square feet of retail. Lease-up commenced in March 2020 and rent stabilization of the residential units of 90% occupied was achieved in March 2021. Reaching stabilization results in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, beginning March 31, 2021, the Company consolidated the assets (at fair value), liabilities and operating results of the joint venture. This consolidation resulted in a gain on remeasurement of investment in real estate partnership of $51,139,000 of which $13,965,000 was attributed to the noncontrolling interest. In accordance with the terms of the Joint Venture agreements, the Company used the fair value amount at date of conversion and calculated an adjusted ownership under the Conversion election. As such for financial reporting purposes effective March 31, 2021 the Company ownership is based upon this substantive profit-sharing arrangement and is 70.41% on a prospective basis as agreed to by FRP and MRP. During fourth quarter 2022, as part of our new partnership with SIC and MRP, we sold a 20% interest in a tenancy-in-common of The Maren where FRP Holdings, Inc. is the majority partner with a 56.3% ownership.

3) Riverside: On December 23, 2019 the Company and Woodfield formed a joint venture to develop a 200-unit residential apartment project located at 1430 Hampton Avenue, Greenville, SC. The project is located in an Opportunity Zone, which provides tax benefits in the new communities' development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The Company contributed $6.2 million in exchange for a 40% ownership in the joint venture.

(Amounts in thousands except per share amounts)

		Years Ended December 31,				
		2023	2022	2021	2020	2019
Summary of Operations:						
Revenues	$	41,506	37,481	31,220	23,583	23,756
Operating profit	$	11,700	7,996	2,274	5,134	5,756
Interest expense	$	4,315	3,045	2,304	1,100	1,054
Income from continuing operations	$	4,882	4,047	40,094	11,722	8,822
Per Common Share:						
Basic	$	0.52	0.44	4.29	1.22	0.89
Diluted	$	0.52	0.43	4.27	1.22	0.89
Income from discontinued operations, net	$	–	–	–	–	6,856
Income (loss) attributable to						
noncontrolling interest	$	(420)	(518)	11,879	(993)	(499)
Net income attributable to the Company	$	5,302	4,565	28,215	12,715	16,177
Per Common Share:						
Basic	$	0.56	0.49	3.02	1.33	1.64
Diluted	$	0.56	0.48	3.00	1.32	1.63
Financial Summary:						
Property and equipment, net	$	367,320	367,158	350,665	203,140	202,187
Total assets	$	709,166	701,084	678,190	536,360	538,148
Long-term debt	$	178,705	178,557	178,409	89,964	88,925
Shareholders' equity	$	414,520	407,145	396,423	367,654	374,888
Net Book Value per common share	$	43.71	43.04	42.12	39.26	38.19
Other Data:						
Weighted average common shares - basic		9,420	9,386	9,355	9,580	9,883
Weighted average common shares - diluted		9,461	9,435	9,397	9,609	9,926
Number of employees		15	13	14	13	12
Shareholders of record		315	327	333	339	342

Quarterly Results *unaudited*

(Dollars in thousands except per share amounts)

		For the Quarter Ended				
		March 31, 2023	June 30, 2023	Sept. 30, 2023	Dec. 31, 2023	Total Fiscal Year 2023
Revenues	$	10,114	10,696	10,591	10,105	41,506
Operating profit	$	2,854	2,767	2,896	3,183	11,700
Income from continuing operations	$	406	492	1,099	2,885	4,882
Net income attributable						
to the Company	$	565	598	1,259	2,880	5,302
Earnings per common share (a):						
Net income attributable to the Company-						
Basic	$	0.06	0.06	0.13	0.31	0.56
Diluted	$	0.06	0.06	0.13	0.30	0.56
Market price per common share (b):						
High	$	58.99	61.03	58.68	64.68	64.68
Low	$	53.77	52.81	53.97	53.19	52.81

| | For the Quarter Ended | | | | |
	March 31, 2022	June 30, 2022	Sept. 30, 2022	Dec. 31, 2022	Total Fiscal Year 2022
Revenues..$	8,707	9,628	9,294	9,852	37,481
Operating profit...................................$	1,364	2,066	1,849	2,717	7,996
Income from continuing operations...............$	404	582	384	2,677	4,047
Net income attributable to the Company.......$	672	657	480	2,756	4,565
Earnings per common share (a):					
.Net income attributable to the Company-					
Basic...$	0.07	0.07	0.05	0.29	0.49
Diluted ....$	0.07	0.07	0.05	0.29	0.48
Market price per common share (b):					
High...$	59.52	61.30	62.57	61.81	62.57
Low..$	54.55	54.92	53.24	53.50	53.24

(a) Earnings per share of common stock is computed independently for each quarter presented. The sum of the quarterly net earnings per share of common stock for a year may not equal the total for the year due to rounding differences.
(b) All prices represent high and low daily closing prices as reported by The Nasdaq Stock Market.

Management Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion includes a non-GAAP financial measure within the meaning of Regulation G promulgated by the Securities and Exchange Commission to supplement the financial results as reported in accordance with GAAP. The non-GAAP financial measure discussed is pro-rata net operating income (NOI). The Company uses this metric to analyze its continuing operations and to monitor, assess, and identify meaningful trends in its operating and financial performance. This measure is not, and should not be viewed as, a substitute for GAAP financial measures. Refer to "Non-GAAP Financial Measure" below in this annual report for a more detailed discussion, including reconciliations of this non-GAAP financial measure to its most directly comparable GAAP financial measure.

Executive Overview. FRP Holdings, Inc. ("FRP" or the "Company") is a real estate development, asset management and operating company businesses. Our properties are located in the Mid-Atlantic and southeastern United States and consist of:

Mining royalty lands, some of which will have second lives as development properties;

Residential apartments in Washington, D.C. and Greenville, South Carolina;

Warehouse or office properties in Maryland either existing or under development;

Mixed-use properties under development in Washington, D.C. or Greenville, South Carolina; and

Properties held for sale.

We believe our present capital structure, liquidity and land provide us with years of opportunities to increase recurring revenue and long-term value for our shareholders. We intend to focus on our core business activity of real estate development, asset management and operations. We are developing a broad range of asset types that we believe will provide acceptable rates of return, grow recurring revenues and support future business. Capital commitments will be funded with cash proceeds from completed projects, existing cash, owned-land, partner capital and financing arrangements. We do not anticipate immediate benefits from investments. Timing of projects may be subject to delays caused by factors beyond our control.

Reportable Segments. We conduct all of our business in the following four reportable segments: (1) industrial and commercial (2) mining royalty lands (3) development and (4) multifamily. For more information regarding our reportable segments, see Note 10. Business Segments of our consolidated financial statements included in this annual report.

Highlights of 2023.
• 24.8% increase in pro-rata NOI ($30.24 million vs $24.23 million)
• Mining Royalties revenues increased 17.3%; 17% increase in royalties per ton
• 45.4% increase in Industrial and Commercial revenue; 46.2% increase in Industrial and Commercial NOI.

Industrial and Commercial Segment. The Industrial and Commercial segment owns, leases and manages commercial properties. These assets create revenue and cash flows through tenant rental payments, lease management fees and reimbursements for building operating costs. The Company's industrial warehouses typically lease for terms ranging from 3 – 10 years often with one or two renewal options. All base rent revenue is recognized on a straight-lined basis. All of the commercial warehouse leases are triple net and common area maintenance costs (CAM Revenue) are billed monthly, and insurance and real estate taxes are billed annually. 34 Loveton is the only office product wherein all leases are full service therefore there is no CAM revenue. Office leases are also recognized on a straight-lined basis. The major cash outlays incurred in this segment are for operating expenses, real estate taxes, building repairs, lease commissions and other lease closing costs, construction of tenant improvements, capital to acquire existing operating buildings and closing costs related thereto and personnel costs of our property management team.

As of December 31, 2023, the Industrial and Commercial Segment includes nine buildings at four commercial properties owned by the Company in fee simple as follows:

1) 34 Loveton Circle in suburban Baltimore County, MD consists of one office building totaling 33,708 square feet which is 90.8% occupied (16% of the space is occupied by the Company for use as our Baltimore headquarters). The property is subject to commercial leases with various tenants.

2) 155 E. 21st Street in Duval County, FL was an office building property that remains under lease through March 2026. We permitted the tenant to demolish all structures on the property during 2018.

3) Cranberry Run Business Park in Harford County, MD consists of five industrial buildings totaling 267,737 square feet which are 92.1% occupied and 92.1% leased. The property is subject to commercial leases with various tenants.

4) Hollander 95 Business Park in Baltimore City, MD consists of three industrial buildings totaling 247,340 square feet that are 100.0% leased and 100.0% occupied.

Management focuses on several factors to measure our success on a comparative basis in this segment. The major factors we focus on are (1) net operating income growth, (2) growth in occupancy, (3) average annual occupancy rate (defined as the occupied square feet at the end of each month during a fiscal year divided by the number of months to date in that fiscal year as a percentage of the average number of square feet in the portfolio over that same time period), (4) tenant retention success rate (as a percentage of total square feet to be renewed), (5) building and refurbishing assets to meet Class A and Class B institutional grade classifications, and (6) reducing complexities and deferred capital expenditures to maximize sale price.

Mining Royalty Lands Segment. Our Mining Royalty Lands segment owns several properties comprising approximately 16,650 acres currently under lease for mining rents or royalties (excluding the 4,280 acres owned by our Brooksville joint venture with Vulcan Materials). Other than one location in Virginia, all of these properties are located in Florida and Georgia. The Company leases land under long-term leases that grant the lessee the right to mine and sell sand and stone deposits from our property in exchange for royalty payments. A typical lease has an option to extend the lease for additional terms. The typical lease in this segment requires the tenant to pay us a royalty based on the number of tons of mined materials sold from our property during a given fiscal year multiplied by a percentage of the average annual sales price per ton sold. As a result of this royalty payment structure, we do not bear the cost risks associated with the mining operations, however, we are subject to the cyclical nature of the construction markets in

these states as both volumes and prices tend to fluctuate through those cycles. In certain locations, typically where the sand and stone deposits on our property have been depleted but the tenant still has a need for the leased land, we collect a minimum annual rental amount. We believe strongly in the potential for future growth in construction in Florida, Georgia, and Virginia which would positively benefit our profitability in this segment. In the fiscal year ended December 31, 2023, a total of 9.6 million tons were mined.

The major expenses in this segment are comprised of collection and accounting for royalties, management's oversight of the mining leases, land entitlement for post-mining uses and property taxes at our non-leased locations and at our Grandin location which, unlike our other leased mining locations, are not entirely paid by the tenant. As such, our costs in this business are very low as a percentage of revenue, are relatively stable and are not affected by increases in production at our locations. Our current mining tenants are Vulcan Materials, Martin Marietta, Cemex, Argos and The Concrete Company.

Additionally, these locations provide us with opportunities for valuable "second lives" for these assets through proper land planning and entitlement.

Significant "2nd life" Mining Lands:

Location	Acreage	Status
Brooksville, FL	4,280 +/-	Development of Regional of Impact and County Land Use and Master Zoning in place for 5,800 residential unit, mixed-use development.
Ft. Myers, FL	1,907 +/-	Approval in place for 105, 1 acre, waterfront residential lots after mining completed.
Total	**6,187 +/-**	

Development Segment. Through our Development segment, we own and are continuously monitoring for their "highest and best use" several parcels of land that are in various stages of development. Our overall strategy in this segment is to convert all our non-income producing lands into income production through (i) an orderly process of constructing new commercial and residential buildings for us to own and operate or (ii) a sale to, or joint venture with, third parties. Additionally, our Development segment will purchase or form joint ventures on new developments of land not previously owned by the Company.

Revenues in this segment are generated predominately from land sales and interim property rents. The significant cash outlays incurred in this segment are for land acquisition costs, entitlement costs, property taxes, design and permitting, the personnel costs of our in-house management team and horizontal and vertical construction costs.

Development Segment – Industrial and Commercial Land. At December 31, 2023, this segment owned the following future development parcels:

1) 54 acres of land that will be capable of supporting over 690,000 square feet of industrial product located at 1001 Old Philadelphia Road in Aberdeen, MD.

2) 17 acres of land in Harford County, MD that can accommodate 259,200 square foot speculative warehouse project on Chelsea Road under construction due to be complete in the third quarter of 2024.

3) 170 acres of land in Cecil County, MD that can accommodate 900,000 square feet of industrial development.

We also have three properties that were either spun-off to us from Florida Rock Industries in 1986 or acquired by us from unrelated third parties. These properties, as a result of our "highest and best use" studies, are being prepared for income generation through sale or joint venture with third parties, and in certain cases we are leasing these properties on an interim basis for an income stream while we wait for the development market to mature.

Development Segment - Significant Investment Lands Inventory:

Location	Approx. Acreage	Status	NBV
RiverFront on the Anacostia Phases III-IV	2.5	Conceptual design program ongoing	$ 6,792,000
Hampstead Trade Center, MD	118	Zoning applied for in preparation for sale	$ 10,671,000
Square 664E, on the Anacostia River in DC	2	Under lease to Vulcan Materials as a concrete batch plant through 2026	$ $7,355,000
Total	**122.5**		**$ 24,818,000**

Development Segment - Investments in Joint Ventures
The third leg of our Development Segment consists of investments in joint venture for properties in development. The Company has investments in joint ventures, primarily with other real estate developers which are summarized below:

Property	JV Partner	Status	% Ownership
Brooksville Quarry, LLC near Brooksville, Florida	Vulcan Materials Company	Future planned residential develop-ment of 3,500 acres which are currently subject to mining lease	50%
BC FRP Realty, LLC for 35 acres in Maryland	St. John Properties	Development of 329,000 square feet multi-building business park in progress	50%
Bryant Street Partnerships for 5 acres of land in Washington, D.C.	MRP Realty	Mixed-use development with 487 residential units and 91,607 square feet of retail	61.36%
Aberdeen Overlook residential development in Harford County, Maryland		$31.1 million in exchange for an interest rate of 10% and a 20% preferred return after which the Company is also entitled to a portion of proceeds from sale	Financing
Amber Ridge residential development in Prince George's County, Maryland		$18.5 million in exchange for an interest rate of 10% and a 20% preferred return after which the Company is also entitled to a portion of proceeds from sale	Financing

Property	JV Partner	Status	% Ownership
The Verge at 1800 Half Street property in Buzzard Point area of Washington, D.C.	MRP Realty	Eleven-story structure with 344 apartments and 8,536 square feet of ground floor retail underway with lease-up	61.37%
.408 Jackson property in Greenville, SC	Woodfield Development	Mixed-use project with 227 multifamily units and 4,539 square feet of retail space currently underway with lease-up	40%
Estero	Woodfield Development	Pre-development activities for a mixed-use project with 554 multifamily units, 72,000 square feet of commercial space, 41,000 square feet of office space and a boutique 170-key hotel	16%
FRP/MRP Buzzard Point Sponsor, LLC	MRP Realty	Pre-development activities for phase one of property owned by Steuart Investment Company (SIC) under a Contribution and Pre-Development Agreement between this partnership and SIC	50%
Woven property in Greensville, SC	Woodfield Development	Pre-development activities for a mixed-use project with approximately 214 multifamily units and 10,000 square feet of retail space	50%

Joint ventures where FRP is not the primary beneficiary (including those in the Multifamily Segment) are reflected in the line "Investment in joint ventures" on the balance sheet and "Equity in loss of joint ventures" on the income statement. The following table summarizes the Company's investments in unconsolidated joint ventures (in thousands):

	Common Ownership	Total Investment	Total Assets Of the Partnership	Profit (Loss) Of the Partnership	Company's Share of Profit (Loss) Of the Partnership (1)
As of December 31, 2023					
Brooksville Quarry, LLC	50.00%	$ 7,522	14,439	(82)	(41)
BC FRP Realty, LLC	50.00%	5,039	22,454	(632)	(316)
Buzzard Point Sponsor, LLC	50.00%	2,326	4,652	–	–
Bryant Street Partnerships	61.36%	71,786	202,634	(10,296)	(4,558)
Lending ventures		27,695	17,117	–	–
Estero Partnership	16.00%	3,600	38,652	–	–
Verge Partnership	61.37%	36,665	130,173	(9,039)	(5,547)
Greenville Partnerships	40.00%	11,403	98,223	(3,687)	(1,475)
Total		$ 166,066	528,344	(23,736)	(11,937)

The major classes of assets, liabilities and equity of the Company's Investments in Joint Ventures as of December 31, 2023, are summarized in the following two tables (in thousands):

	As of December 31, 2023					
	Buzzard Point Sponsor LLC	Bryant Street Partnership	Estero Partnership	Verge Partnership	Greenville Partnership	Total Multifamily
Investments in real estate, net .... $	0	187,616	35,576	128,154	95,911	$ 447,257
Cash and cash equivalents...................	0	7,543	3,076	1,323	2,000	13,942
Unrealized rents & receivables..................	0	6,737	0	403	127	7,267
Deferred costs	4,652	738	0	293	185	5,868
Total Assets .... $	4,652	202,634	38,652	130,173	98,223	$ 474,334
Secured notes payable .... $	0	107,084	16,000	72,691	66,434	$ 262,209
Other liabilities................	0	3,129	0	1,344	3,867	8,340
Capital - FRP	2,326	69,779	3,600	34,391	10,450	120,546
Capital - Third Parties.....	2,326	22,642	19,052	21,747	17,472	83,239
Total Liabilities and Capital.................. $	4,652	202,634	38,652	130,173	98,223	$ 474,334

	As of December 31, 2023				
	Brooksville Quarry, LLC	BC FRP Realty, LLC	Lending Ventures	Total Multifamily	Grand Total
Investments in real estate, net .... $	14,358	21,503	17,117	447,257	$ 500,235
Cash and restricted cash	80	127	0	13,942	14,149
Unrealized rents & receivables...................	0	464	0	7,267	7,731
Deferred costs	1	360	0	5,868	6,229
Total Assets .... $	14,439	22,454	17,117	474,334	$ 528,344
Secured notes payable .... $	0	12,086	(10,578)	262,209	$ 263,717
Other liabilities...............	0	402	0	8,340	8,742
Capital - FRP..................	7,522	4,983	27,695	120,546	160,776
Capital - Third Parties.....	6,887	4,983	0	83,239	95,109
Total Liabilities and Capital.................. $	14,439	22,454	17,117	474,334	$ 528,344

Multifamily Segment.

At year end, the segment included three stabilized multifamily joint ventures which own, lease and manage buildings. These assets create revenue and cash flows through tenant rental payments, and reimbursements for building operating costs. The Company's residential spaces generally lease for 12 – 15-month lease terms and 90 days prior to the expiration, as long as there is no balance due, the tenant is offered a renewal. If no notice to move out or renew is made, then the leases go to month-to-month until notification of termination or renewal is received. Renewal terms are typically 9 – 12 months. From March 2020 through the end of 2021, we were prohibited from increasing rent on renewals by emergency measures in Washington, DC designed to ease the burden of the pandemic on its citizens. These measures expired at the end of 2021. The Company also leases retail spaces at apartment/mixed-use properties. The retail leases are typically 10 -15-year leases with options to renew for another five years. Retail leases at these properties also include percentage rents which average 3-6% of annual sales for the tenant that exceed a breakpoint stipulated by each individual lease. All base rent revenue is recognized on a straight-line basis. The major cash outlays incurred

in this segment are for property taxes, full service maintenance, property management, utilities and marketing. The three multifamily properties are as follows:

Property and Occupancy	JV Partner	Method of Accounting	% Ownership
Dock 79 apartments Washington, D.C. 305 apartment units and 14,430 square feet of retail	MRP Realty/ SIC	Consolidated	52.8%
The Maren Apartments Washington, D.C. 264 residential units and 6,811 square feet of retail	MRP Realty/ SIC	Consolidated as of March 31, 2021	56.33%
Riverside Apartments 1430 Hampton Avenue Greenville, SC	Woodfield Development	Equity Method	40%

COMPARATIVE RESULTS OF OPERATIONS

Consolidated Results
(dollars in thousands)

	Twelve Months Ended December 31,			
	2023	2022	Change	%
Revenues:				
Lease Revenue	$ 28,979	$ 26,798	$ 2,181	8.1%
Mining royalty revenue	12,527	10,683	1,844	17.3%
Total Revenues	41,506	37,481	4,025	10.7%
Cost of operations:				
Depreciation/Depletion/ Amortization	10,821	11,217	(396)	-3.5%
Operating Expenses	7,364	7,065	299	4.2%
Property Taxes	3,650	4,125	(475)	-11.5%
Management Company indirect	3,969	3,416	553	16.2%
Corporate Expense	4,002	3,662	340	9.3%
Total cost of operations	29,806	29,485	321	1.1%
Total operating profit	11,700	7,996	3,704	46.3%
Net investment income	10,897	5,473	5,424	99.1%
Interest Expense	(4,315)	(3,045)	(1,270)	41.7%
Equity in loss of joint ventures	(11,937)	(5,721)	(6,216)	108.7%
Gain on sale of real estate and other income	53	874	(821)	-93.9%
Income before income taxes	6,398	5,577	821	14.7%
Provision for income taxes	1,516	1,530	(14)	-0.9%
Net income	4,882	4,047	835	20.6%
Loss attributable to noncontrolling interest	(420)	(518)	98	-18.9%
Net income attributable to the Company	$ 5,302	$ 4,565	$ 737	16.1%

Net income for 2023 was $5,302,000 or $.56 per share versus $4,565,000 or $.48 per share in the same period last year. The calendar year 2023 was impacted by the following items:

• Operating profit increased $3,704,000 compared to the same period last year due to improved revenues and profits in all four segments.

• Management company indirect increased $553,000 due to merit increases and new hires along with recruiting costs.

• Interest income increased $5,424,000 primarily due to an increase in interest earned on cash equivalents ($4,307,000) and increased income from our lending ventures ($1,202,000).

• Interest expense increased $1,270,000 compared to the same period last year due to less capitalized interest. We capitalized less interest because of fewer in-house and joint venture projects under development compared to last year.

• Equity in loss of Joint Ventures increased $6,216,000 primarily due to increased losses during lease up at The Verge ($4,418,000) and .408 Jackson ($799,000), a gain on the sale of DST Hickory Creek ($2,832,000) last year mitigated by a gain of $1,886,000 on our guarantee liability for the refinanced Bryant Street loan.

• Calendar year 2022 included an $874,000 gain on sales of excess property at Brooksville.

Industrial and Commercial Segment Results

(dollars in thousands)

	Twelve months ended December 31					
	2023	%	2022	%	Change	%
Lease revenue	$ 5,354	100.0%	3,681	100.0%	1,673	45.4%
Depreciation, depletion and amortization	1,374	25.7%	907	24.6%	467	51.5%
Operating expenses	653	12.2%	568	15.4%	85	15.0%
Property taxes	247	4.6%	211	5.7%	36	17.1%
Management company indirect	529	9.9%	403	11.0%	126	31.3%
Corporate expense	787	14.7%	632	17.2%	155	24.5%
Cost of operations	3,590	67.1%	2,721	73.9%	869	31.9%
Operating profit	$ 1,764	32.9%	960	26.1%	804	-83.8%

Total revenues in this segment were $5,354,000, up $1,673,000 or 45.4%, over the same period last year. Operating profit was $1,764,000, up $804,000 from $960,000 in the same period last year. Revenues and operating profit are up partly because of rent growth at Cranberry Run, but primarily because of full occupancy at 1865 and 1841 62nd Street and the addition of 1941 62nd Street to this segment in March 2023. Net operating income in this segment was $3,898,000, up $1,232,000 or 46.2% compared to the same period last year.

Mining Royalty Lands Segment Results

(dollars in thousands)

Twelve months ended December 31

	2023	%	2022	%	Change	%
Mining royalty revenue	$ 12,527	100.0%	10,683	100.0%	1,844	17.3%
Depreciation, depletion and amortization	497	4.0%	586	5.5%	(89)	-15.2%
Operating expenses	68	0.5%	67	0.6%	1	1.5%
Property taxes	428	3.4%	262	2.5%	166	63.4%
Management company indirect	525	4.2%	463	4.3%	62	13.4%
Corporate expense	449	3.6%	414	3.9%	35	8.5%
Cost of operations	1,967	15.7%	1,792	16.8%	175	9.8%
Operating profit	$ 10,560	84.3%	8,891	83.2%	1,669	18.8%

Total revenues in this segment were $12,527,000 versus $10,683,000 in the same period last year. Total operating profit in this segment was $10,560,000, an increase of $1,669,000 versus $8,891,000 in the same period last year. This increase is the result of the additional royalties from the acquisition in Astatula, FL, which we completed at the beginning of the second quarter 2022, as well as increases in revenue at nearly every active location. Net Operating Income in this segment was $11,720,000, up $1,568,000 or 15.4% compared to the same period last year.

Development Segment Results

(dollars in thousands)

	Twelve months ended December 31		
	2023	2022	Change
Lease revenue	$ 1,801	1,674	127
Depreciation, depletion and amortization	182	189	(7)
Operating expenses	358	672	(314)
Property taxes	744	1,425	(681)
Management company indirect	2,471	2,179	292
Corporate expense	2,387	2,284	103
Cost of operations	6,142	6,749	(607)
Operating loss	$ (4,341)	(5,075)	734
Equity in loss of Joint Venture	(11,396)	(8,310)	(3,086)
Interest earned	4,712	3,600	1,112
Loss from continuing operations before income taxes	$ (11,025)	(9,785)	(1,240)

The Development segment is responsible for (i) seeking out and identifying opportunistic purchases of income producing industrial and commercial buildings, and (ii) developing our non-income producing properties into income production.

With respect to ongoing projects:

• We are the principal capital source of a residential development venture in Prince George's County, MD known as "Amber Ridge." Of the $18.5 million of committed capital to the project, $18.0 million in principal draws have taken place through quarter end. Through the end of December 31, 2023, all 187 units have been sold, and we have received $20.2 million in preferred interest and principal to date.

- Bryant Street is a mixed-use joint venture between the Company and MRP in Washington, DC consisting of three apartment buildings with ground floor retail and one commercial building which is fully leased. At quarter end, Bryant Street's 487 residential units were 92.0% leased and 93.8% occupied. Its commercial space was 96.6% leased and 82.7% occupied at quarter end.
- Lease-up is underway at The Verge, and at quarter end, the building was 90.7% leased and 85.8% occupied inclusive of 25 units licensed to Placemakr Management for a short-term corporate rental program. Retail at this location is 45.2% leased. This is our third mixed-use project in the Anacostia waterfront submarket in Washington, DC.
- .408 Jackson is our second joint venture project in Greenville. Leasing began in the fourth quarter of 2022 with residential units 95.2% leased and 93.4% occupied at quarter end. Retail at this location is 100% leased and currently under construction and expected to open this winter.
- Windlass Run, our suburban office and retail joint venture with St. John Properties, Inc. signed a new office lease for 3,526 square feet bringing the office portion of the project to 87.0% leased and 78.3% occupied. Additional retail space at this site is 38.2% leased and 22.9% occupied.
- Last summer we broke ground on a new speculative warehouse project in Aberdeen, MD on Chelsea Road. Site work is nearing completion with vertical construction underway. This Class A, 259,200 square foot building is due to be complete in the 3rd quarter of 2024.
- We are the principal capital source for a residential development venture in Harford County, MD known as Aberdeen Overlook. The project includes 110 acres and 344 residential building lots. We have committed $31.1 million to the project with $20 million currently drawn. A national homebuilder is under contract to purchase all 222 townhome and 122 single family dwelling lots. As of year-end 11 lots had been sold and $4.5 million of preferred interest and principal has been returned to the company.

Multifamily Segment Results

(dollars in thousands)

	2023	%	2022	%	Change	%
			Twelve months ended December 31			
Lease revenue	$ 21,824	100.0%	21,443	100.0%	381	1.8%
Depreciation, depletion and amortization	8,768	40.2%	9,535	44.5%	(767)	-8.0%
Operating expenses	6,285	28.8%	5,758	26.9%	527	9.2%
Property taxes	2,231	10.2%	2,227	10.4%	4	0.2%
Management company indirect	444	2.0%	371	1.7%	73	19.7%
Corporate expense	379	1.8%	332	1.5%	47	14.2%
Cost of operations	18,107	83.0%	18,223	85.0%	(116)	-0.6%
Operating profit	$ 3,717	17.0%	3,220	15.0%	497	15.4%

In the fourth quarter of 2022, as part of our new partnership with Steuart Investment Company and MidAtlantic Realty Partners, we sold a 20% ownership interest in a tenancy-in-common (TIC) of Dock 79 and The Maren for $65.3 million, $44.5 million attributable to the Company, placing a combined valuation of the two buildings at $326.5 million.

Total revenues in this segment were $21,824,000, an increase of $381,000 versus $21,443,000 in the same period last year. The Maren's revenue was $10,477,000, an increase of 4.3%, and Dock 79 revenues decreased $51,000 or .4% to $11,398,000. Total operating profit in this segment was $3,717,000, an increase of $497,000 versus $3,220,000 in the same period last year. Pro-rata net operating income for this segment was $8,077,000, down $1,392,000 or 14.7% compared to the same period last year because of the sale of our 20% TIC interest in both properties to SIC, mitigated by $800,000 in pro-rata NOI from our share of the Riverside joint venture.

At the end of December, The Maren was 93.94% leased and 94.70% occupied. Average residential occupancy for calendar year 2023 was 95.60%, and 53.23% of expiring leases renewed with an average rent increase on renewals of 4.21%. The Maren is a joint venture between the Company and MRP and SIC, in which FRP Holdings, Inc. is the majority partner with 56.3% ownership.

Dock 79's average residential occupancy for calendar year 2023 was 94.36%, and at the end of the year, Dock 79's residential units were 95.08% leased and 96.39% occupied. Through the year, 68.29% of expiring leases renewed with an average rent increase on renewals of 2.80%. Dock 79 is a joint venture between the Company and MRP and SIC, in which FRP Holdings, Inc. is the majority partner with 52.8% ownership.

During the third quarter of 2022, we achieved stabilization at our Riverside Joint Venture in Greenville, SC. At the end of December, the building was 95.50% leased with 94.50% occupancy. Average occupancy for calendar year 2023 was 94.51% with 55.41% of expiring leases renewing with an average rental increase of 8.46%. Riverside is a joint venture with Woodfield Development and the Company owns 40% of the venture.

SUMMARY AND OUTLOOK

Royalty revenue was up 17.3% over 2022 in what had previously been the highest revenue year for this segment. This kind of revenue growth is all the more remarkable when tons sold decreased by .76%. We are fortunate in both the locations of our mining assets, but also in the ability of our operators to push price aggressively. State and national infrastructure spending is expected to increase in 2024 creating further demand for aggregates products.

In our Multifamily Segment, we are starting to feel the effects of a softening DC market. Revenues are more or less flat between Dock 79 and the Maren and did not keep pace with expenses. Pro-rata NOI is down which is to be expected after selling 20% of our share of Dock 79 and The Maren to SIC. But NOI for the two projects as a whole decreased 1.3% ($13,358,000 vs $13,529,000) compared to 2022. We should expect the market to remain slack until all the new supply has been absorbed. 2023 was the first full calendar year of operation for our Riverside multifamily joint venture in Greenville, SC. Average annual occupancy (94.51%), renewals on expiring leases (55.41%), and rent increases on renewals (8.46%) were all strong. NOI this quarter compared to each of the first three quarters fell off because of increased taxes as the project was annexed into the city of Greenville. We remain excited about the Greenville market and look forward to adding .408 Jackson to this segment when it stabilizes in early 2024.

In our Industrial and Commercial segment, occupancy and our overall square-footage have increased since the end of 2022, leading to a 46.2% increase in NOI in 2023 compared to the previous year. We are 95.6% leased and occupied on 548,785 square feet compared to 84.3% occupied on 447,035 square feet at the end of 2022.

As we have stated on a number of occasions in the recent past, we have shifted our development focus away from multifamily in the DC market and towards industrial projects. We are underway on the construction of a $30 million spec warehouse project at our Chelsea site in Aberdeen, MD, which we plan to deliver in the third quarter of 2024. We are also in preliminary discussions on two industrial joint ventures in Florida. We will continue to do the predevelopment work required to prepare the first phase of our partnership with SIC and MRP for vertical construction, but that's as far as we will take that project until the partnership feels macroeconomic and market conditions are right. The same is true for two other mixed-use projects with Woodfield Development (our JV partner in Riverside and .408 Jackson) that are currently in pre-development in Greenville, SC and Estero, FL. We are pursuing entitlements for these joint ventures and they will be ready for vertical development by the second half of 2024. But we will only move forward when market conditions warrant it. Along with our balance sheet, we consider our development strategy and the ability to shift our focus and capital among asset classes to be our biggest strength. We will pursue our current development strategy aggressively, while allowing for a healthy capital cushion to protect our assets and opportunistically repurchase shares. To that end, in 2023, we repurchased 36,909 shares at an average cost of $54.19 per share.

LIQUIDITY AND CAPITAL RESOURCES

The growth of the Company's businesses requires significant cash needs to acquire and develop land or operating buildings and to construct new buildings and tenant improvements. As of December 31, 2023, we had $157,555,000 of cash and cash equivalents. As of December 31, 2023, we had no debt borrowed under our $35 million Wells Fargo revolver, $823,000 outstanding under letters of credit and $34,177,000 available to borrow under the revolver. On March 19, 2021, the Company refinanced Dock 79 and The Maren projects pursuant to separate Loan Agreements and Deed of Trust Notes entered into with Teachers Insurance and Annuity Association of America, LLC. Dock 79 and The Maren borrowed principal sums of $92,070,000 and $88,000,000 respectively, in connection with the refinancing.

Cash Flows - The following table summarizes our cash flows from operating, investing and financing activities for each of the periods presented (in thousands of dollars):

	Twelve months ended December 31		
	2023	2022	2021
Total cash provided by (used for):			
Operating activities	32,971	22,338	22,242
Investing activities	(48,747)	(23,196)	66,601
Financing activities	(4,166)	16,834	(1,231)
(Decrease) increase in cash and cash equivalents	(19,942)	15,976	87,612
Outstanding debt at the beginning of the period	178,557	178,409	89,964
Outstanding debt at the end of the period	178,705	178,557	178,409

Operating Activities - Net cash provided by operating activities in 2023 was $32,971,000 versus $22,338,000 in the same period last year. The increase was primarily due to increases in operating profit and interest income while the increased joint venture losses are reflected in investing activities.

At December 31, 2023, the Company was invested in U.S. Treasury notes valued at $128,795,000 maturing through mid-2024. The unrealized gain on these investments of $1,000 was recorded as part of comprehensive income and was based on the estimated market value by Wells Fargo Bank, N.A. (Level 1).

Net cash provided by operating activities in 2022 was $22,338,000 versus $22,242,000 in 2021. The Gain on remeasurement of investment in real estate partnership and related deferred income taxes were both non-cash adjustments to net income to arrive at net cash provided by operating activities in 2021.

At December 31, 2022, the Company was invested in U.S. Treasury notes valued at $161,585,000 maturing in late 2023. The unrealized loss on these investments of $1,903,000 was recorded as part of comprehensive income and was based on the estimated market value by Wells Fargo Bank, N.A. (Level 1).

As of December 31, 2023 the company had deferred taxes of approximately $35 million associated with $143 million of gains on sales reinvested through Opportunity Zone investments.

These taxes are deferred until the earlier of the sale of the related investments or April 15, 2027 and 10% of gains are excluded from tax once the investments are held five years plus an additional 5% is excluded at seven years.

Investing Activities – Net cash used in investing activities in 2023 was $48,747,000 versus $23,196,000 in 2022. Investments in properties was $11.2 million for the twelve months ended December 31, 2023 and included the start of construction on a new speculative warehouse project in Aberdeen, MD on Chelsea Road. Investments in properties during the twelve months ended December 31, 2022 was $27.6 million which included the $11.6 million purchase of Astatula mining land, $6.7 million for 170 acres in Cecil County Maryland to accommodate 900,000 square feet of industrial development, and the completion of the build-to-suite at 1941 62nd Street. Investments in joint ventures was $46.7 million for the twelve months ended December 31, 2023 and included $12 million for FRP's share of a $20 million paydown of the loan at Bryant Street, $19.6 million for our Aberdeen Overlook lending venture, $3.7 million for the impact of higher interest rates at Verge, and $2.5 million for predevelopment activities for our next potential apartment projects in Washington, D.C. and in Greenville. Investments in joint ventures was $21.6 million for the twelve months ended December 31, 2022 and included $13.8 million for the lending ventures including the Windlass loan and $3.6 million for our Estero joint venture.

Net cash used in investing activities in 2022 was $23,196,000 versus cash provided by investing activities of $66,601,000 in 2021. The decrease was due primarily due to increased investment in properties of $11 million, increased investments in joint ventures of $8 million and reduced proceeds from sales of corporate bonds of $65.6 million. In 2022 the Company invested $11 million in mining land and $11 million to pay off debt in our BC Realty, LLC joint venture.

Financing Activities – Net cash used in financing activities in 2023 was $4,166,000 versus net cash provided by financing activities of $16,834,000 in the same period last year primarily due the repurchase of Company stock, exercise of employee stock options and prior year $27.9 million contribution for 20% ownership of Dock & Maren by our new limited partner (less $9.3 million distributed to MRP).

Net cash provided by financing activities was $16,834,000 in 2022 versus cash used in financing activities of $1,231,000 in 2021 primarily due to the $27.9 million contribution for 20% ownership of Dock & Maren by our new limited partner (less $9.3 million distributed to MRP) and prior year refinancing of Dock 79 for $1.4 million more net of debt issuance costs than the amount matured.

Credit Facilities - On December 22, 2023, the Company entered into a 2023 Amended and Restated Credit Agreement (the "Credit Agreement") with Wells Fargo Bank, N.A. ("Wells Fargo"). The Credit Agreement modifies the Company's prior Credit Agreement with Wells Fargo, dated January 30, 2015. The Credit Agreement establishes a three-year revolving credit facility with a maximum facility amount of $35 million. The interest rate under the Credit Agreement will be 2.25% over the Daily Simple SOFR in effect. A commitment fee of 0.35% per annum is payable quarterly on the unused portion of the commitment. The credit agreement contains

certain conditions and financial covenants, including a minimum tangible net worth and dividend restriction. As of December 31, 2023, these covenants would have limited our ability to pay dividends to a maximum of $94 million combined.

On March 19, 2021, the Company refinanced Dock 79 and The Maren projects pursuant to separate Loan Agreements and Deed of Trust Notes entered into with Teachers Insurance and Annuity Association of America, LLC. Dock 79 and The Maren borrowed principal sums of $92,070,000 and $88,000,000 respectively, in connection with the refinancing. The loans are separately secured by the Dock 79 and The Maren real property and improvements, bear a fixed interest rate of 3.03% per annum, and require monthly payments of interest only with the principal in full due April 1, 2033. Either loan may be prepaid subsequent to April 1, 2024, subject to yield maintenance premiums. Either loan may be transferred to a qualified buyer as part of a one-time sale subject to a 60% loan to value, minimum of 7.5% debt yield and a 0.75% transfer fee. Effective March 31, 2021, the Company consolidated the assets (at current fair value), liabilities and operating results of our Riverfront Investment Partners II, LLC partnership (The Maren) which was previously accounted for under the equity method. As such the full amount of our mortgage loan was recorded in the consolidated financial statements.

Cash Requirements – The Company expended capital of $57,910,000 during 2023 for real estate development including investments in joint ventures. These capital expenditures were funded from cash and investments on hand and cash generated from operations. The Company expects to invest $87 million into our existing real estate holdings and joint ventures as well as new real estate assets and joint ventures during 2024, with such capital being funded from cash and investments on hand, cash generated from operations, property sales, distributions from joint ventures, or borrowings under our credit facilities.

NON-GAAP FINANCIAL MEASURES.

To supplement the financial results presented in accordance with GAAP, FRP presents certain non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission. We believe these non-GAAP measures provide useful information to our Board of Directors, management and investors regarding certain trends relating to our financial condition and results of operations. Our management uses these non-GAAP measures to compare our performance to that of prior periods for trend analysis, purposes of determining management incentive compensation and budgeting, forecasting and planning purposes. We provide Pro-rata net operating income (NOI) because we believe it assists investors and analysis in estimating our economic interest in our consolidated and unconsolidated partnerships, when read in conjunction with our reported results under GAAP. This measure is not, and should not be viewed as, a substitute for GAAP financial measures.

Pro-Rata Net Operating Income Reconciliation
Twelve months ended 12/31/23 (in thousands)

	Industrial/ Commercial Segment	Development Segment	Multifamily Segment	Mining Royalties Segment	Unallocated Corporate Expenses	FRP Holdings Totals
Net Income (loss)	$ 1,285	$ (8,043)	$ (848)	$ 7,682	$ 4,806	$ 4,882
Income Tax Allocation	477	(2,983)	(158)	2,848	1,332	1,516
Income (loss) before income taxes	$ 1,762	$ (11,026)	$ (1,006)	$ 10,530	$ 6,138	$ 6,398
Less:						
Unrealized rents	556	–	10	311	–	877
Gain on sale of real estate and other income	–	–	46	10	–	56
Interest income	–	4,712	–	–	6,185	10,897
Plus:						
Loss on sale of real estate	2	–	1	–	–	3
Equity in loss of Joint Venture	–	11,397	500	40	–	11,937
Professional fees - other	–	–	60	–	–	60
Interest Expense	–	–	4,268	–	47	4,315
Depreciation/Amortization	1,374	182	8,768	497	–	10,821
Management Co. Indirect	529	2,471	444	525	–	3,969
Allocated Corporate Expenses	787	2,387	379	449	–	4,002
Net Operating Income	$ 3,898	$ 699	$ 13,358	$ 11,720	$ –	$ 29,675
NOI of noncontrolling interest	–	–	(6,081)	–	–	(6,081)
Pro-rata NOI from unconsolidated joint ventures	–	5,846	800	–	–	6,646
Pro-Rate Net Operating Income	$ 3,898	$ 6,545	$ 8,077	$ 11,720	$ –	$ 30,240

Net Operating Income Reconciliation
Twelve months ended 12/31/22 (in thousands)

	Industrial/ Commercial Segment	Development Segment	Multifamily Segment	Mining Royalties Segment	Unallocated Corporate Expenses	FRP Holdings Totals
Net Income (loss)	$ 700	$ (7,138)	$ 1,938	$ 7,093	$ 1,454	$ 4,047
Income Tax Allocation	260	(2,647)	910	2,630	377	1,530
Income (loss) before income taxes	$ 960	$ (9,785)	$ 2,848	$ 9,723	$ 1,831	$ 5,577
Less:						
Gain on investment land sold	$ –	$ –	$ –	$ 874	$ –	$ 874
Unrealized rents	236	–	(71)	202	–	367
Interest income	–	3,600	–	–	1,873	5,473
Plus:						
Equity in (gain)/loss of Joint Venture	–	8,310	(2,631)	42	–	5,721
Interest Expense	–	–	3,003	–	42	3,045
Depreciation/Amortization	907	189	9,535	586	–	11,217
Management Co. Indirect	403	2,179	371	463	–	3,416
Allocated Corporate Expenses	632	2,284	332	414	–	3,662
Net Operating Income (loss)	$ 2,666	$ (423)	$ 13,529	$ 10,152	$ –	$ 25,924
NOI of noncontrolling interest	–	–	(4,595)	–	–	(4,595)
Pro-rata NOI from unconsolidated joint ventures	–	2,366	535	–	–	2,901
Pro-Rate Net Operating Income	$ 2,666	$ 1,943	$ 9,469	$ 10,152	$ –	$ 24,230

The following tables represent the Joint Venture and Development pro-rata NOI by project:

Development Segment:

Twelve months ended	FRP Portfoio	Bryant Street Partnership	BC FRP Realty, LLC	.408 Jackson	Verge Partnership	Total Pro-rata NOI
12/31/2023	699	4,849	380	577	40	6,545
12/31/2002	(423)	2,615	362	(115)	(496)	1,943

Multifamily Segment:

Twelve months ended	Dock 79	The Maren	Riverside Joint Venture	Total Pro-rata NOI
12/31/2023	3,711	3,566	800	8,077
12/31/2002	4,607	4,327	535	9,469

OFF-BALANCE SHEET ARRANGEMENTS

The Company has outstanding letters of credit described above under "Liquidity and Capital Resources." The Company has guaranteed debt as described above under Note 12 Contingent Liabilities. The Company unconsolidated Joint Ventures have debt as scheduled under "Investments in Joint Ventures". The Company does not have any other off-balance sheet arrangements that either have, or are reasonably likely to have, a current or future material effect on its financial condition.

CRITICAL ACCOUNTING POLICIES

Management of the Company considers the following accounting policies critical to the reported operations of the Company:

Accounts Receivable and Unrealized Rents Valuation. The Company is subject to customer credit risk that could affect the collection of outstanding accounts receivable and unrealized rents, that is rents recorded on a straight-lined basis. To mitigate these risks, the Company performs credit reviews on all new customers and periodic credit reviews on existing customers. A detailed analysis of late and slow pay customers is prepared monthly and reviewed by senior management. The overall collectability of outstanding receivables and straight-lined rents is evaluated and allowances are recorded as appropriate. Significant changes in customer credit could require increased allowances and affect cash flows.

Net Real Estate Investments and Impairment of Assets. Net real estate investments are recorded at cost less accumulated depreciation and depletion. Provision for depreciation of Net real estate investments is computed using the straight-line method based on the following estimated useful lives:

	Years
Buildings and improvements	3-39

Depletion expense of is computed on the basis of units of production in relation to estimated sand and stone deposits.

The Company periodically reviews net real estate investments for potential impairment whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. This review consists of comparing cap rates on recent cash flows and market value estimates to the carrying values of each asset group. If this review indicates the carrying value might exceed fair value then an estimate of future cash flows for the remaining useful life of each property is prepared considering anticipated vacancy, lease rates, and any future capital expenditures. Changes in estimates or assumptions could have an impact on the Company's financials.

All direct and indirect costs, including interest and real estate taxes, associated with the development, construction, leasing or expansion of real estate investments are capitalized as a development cost of the property. Included in indirect costs is an estimate of internal costs associated with development and rental of real estate investments. Changes in estimates or assumptions could have an impact on the Company's financials.

Accounting for Real Estate Investments. The Company accounts for its real estate investments which are not wholly owned using either the cost method, the equity method or by consolidation with related non-controlling interest. Consolidation is required if the Company controls an investment and is the primary beneficiary. Equity method is required when the Company has significant influence over the operating and financial policies of the investment but is not in control or not the primary beneficiary. Cost method applies when the Company does not have significant influence of the operating and financial policies. Significant judgment is required and regular review as the facts change.

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the Consolidated Financial Statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at December 31, 2023, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

INFLATION

Most of the Company's operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. Substantially all of the Company's royalty agreements are based on a percentage of the sales price of the related mined items. Substantially all lease agreements provide escalation provisions.

(in thousands, except per share amounts)

	Year ended December 31 2023	Year ended December 31 2022	Year ended December 31 2021
Revenues:			
Lease revenue	$ 28,979	26,798	21,755
Mining Royalty and rents	12,527	10,683	9,465
Total Revenues	41,506	37,481	31,220
Cost of operations:			
Depreciation, depletion and amortization	10,821	11,217	12,737
Operating expenses	7,364	7,065	6,219
Property taxes	3,650	4,125	3,751
Management company indirect	3,969	3,416	3,168
Corporate expenses (Note 3 Related Party)	4,002	3,662	3,071
Total cost of operations	29,806	29,485	28,946
Total operating profit	11,700	7,996	2,274
Net investment income	10,897	5,473	4,215
Interest expense	(4,315)	(3,045)	(2,304)
Equity in loss of joint ventures	(11,937)	(5,721)	(5,754)
Gain on remeasurement of investment in real estate partnership	–	–	51,139
Gain on sale of real estate and other income	53	874	805
Income before income taxes	6,398	5,577	50,375
Provision for income taxes	1,516	1,530	10,281
Net income	4,882	4,047	40,094
Loss (gain) attributable to noncontrolling interest	(420)	(518)	11,879
Net income attributable to the Company	$ 5,302	4,565	28,215
Earnings per common share:			
Net Income attributable to the Company			
Basic	$ 0.56	0.49	3.02
Diluted	$ 0.56	0.48	3.00
Number of shares (in thousands) used in computing:			
–basic earnings per common share	9,420	9,386	9,355
–diluted earnings per common share	9,461	9,435	9,397

See accompanying notes.

Consolidated Statements of Comprehensive Income

(in thousands)

	Year ended December 31 2023	Year ended December 31 2022	Year ended December 31 2021
Revenues:			
Net income..	$ 4,882	4,047	40,094
Other comprehensive income (loss) net of tax:			
Unrealized gain (loss) on investments,			
net of income tax effect of $563, $(504) and $(194)......................................	1,341	(1,358)	(524)
Minimum pension liability,			
net of income tax effect of $(12), $(11) and $(15)..	(30)	(31)	(38)
Comprehensive income...	$ 6,193	2,658	39,532
Less comp. income (loss) attributable to noncontrolling interest..........................	(420)	(518)	11,879
Comprehensive income attributable to the Company...	$ 6,613	3,176	27,653

See accompanying notes.

Consolidated Balance Sheets

(in thousands, except share data)

	Year ended December 31 2023	Year ended December 31 2022
Assets:		
Real estate investments at cost:		
Land	$ 141,602	141,579
Buildings and improvements	282,631	270,579
Projects under construction	10,845	12,208
Total investments in properties	435,078	424,366
Less accumulated depreciation and depletion	67,758	57,208
Net investments in properties	367,320	367,158
Real estate held for investment, at cost	10,662	10,182
Investment in joint ventures	166,066	140,525
Net real estate investments	544,048	517,865
Cash and cash equivalents	157,555	177,497
Cash held in escrow	860	797
Accounts receivable, net	1,046	1,166
Federal and state income taxes receivable	337	–
Unrealized rents	1,640	856
Deferred Costs	3,091	2,343
Other assets	589	560
Total assets	$ 709,166	701,084
Liabilities:		
Secured notes payable	178,705	178,557
Accounts payable accrued liabilities	8,333	5,971
Other liabilities	1,487	1,886
Federal and state income taxes payable	–	18
Deferred revenue	925	259
Deferred income taxes	69,456	67,960
Deferred compensation	1,409	1,354
Tenant security deposits	875	868
Total liabilities	261,190	256,873
Commitments and contingencies		
Equity:		
Common stock, $.10 par value; 25,000,000 shares authorized, 9,484,224 and 9,459,686 shares issued and outstanding, respectively	948	946
Capital in excess of par value	67,655	65,158
Retained earnings	345,882	342,317
Accumulated other comprehensive income, net	35	(1,276)
Total shareholders' equity	414,520	407,145
Noncontrolling interests	33,456	37,066
Total equity	447,976	444,211
Total liabilities and equity	$ 709,166	701,084

See accompanying notes.

(in thousands)

	Year ended December 31 2023	Year ended December 31 2022	Year ended December 31 2021
Cash flows from operating activities:			
Net income	$ 4,882	4,047	40,094
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	10,975	11,462	12,946
Deferred income taxes	1,496	1,813	7,941
Gain on remeaurement of investment in real estate partnership	–	–	(51,139)
Equity in loss of joint ventures	11,937	5,721	5,754
Gain on sale of equipment and property	(14)	(904)	(880)
Stock-based compensation	1,738	1,569	1,111
Net changes in operating assets and liabilities:			
Accounts receivable	120	(373)	837
Deferred costs and other assets	(499)	(1,972)	(346)
Accounts payable and accrued liabilities	3,028	(276)	1,888
Income taxes payable and receivable	(355)	1,121	3,518
Other long-term liabilities	(337)	130	18
Net cash provided by operating activities	32,971	22,338	22,242
Cash flows from investing activities:			
Investments in properties	(11,217)	(27,615)	(16,530)
Investments in joint ventures	(46,693)	(21,578)	(13,436)
Return of capital from investments in joint ventures	9,210	20,770	22,279
Proceeds from sales of investments available for sale	–	4,317	69,865
Cash at consolidation of real estate partnership	–	–	3,704
Cash held in escrow	(63)	(45)	(220)
Proceeds from sale of assets	16	955	939
Net cash (used in) provided by investing activities	(48,747)	(23,196)	66,601
Cash flows from financing activities:			
Proceeds from long-term debt	–	–	92,070
Repayment of long-term debt	–	–	(90,000)
Debt issue costs	–	–	(704)
Contribution from partner	–	27,894	–
Distribution to noncontrolling interest	(3,190)	(11,472)	(2,602)
Repurchase of company stock	(2,000)	–	(264)
Exercise of employee stock options	1,024	412	269
Net cash provided by (used in) financing activities	(4,166)	16,834	(1,231)
Net (decrease) increase in cash and cash equivalents	(19,942)	15,976	87,612
Cash and cash equivalents at beginning of year	177,497	161,521	73,909
Cash and cash equivalents at end of the year	$ 157,555	177,497	161,521
Supplemental disclosure of cash flow information:			
Cash paid (received) during the year for:			
Interest	$ 4,165	2,893	2,150
Income taxes	$ 927	(1,761)	(1,226)

See accompanying notes.

Consolidated Statements of Shareholders' Equity

(In thousands, except share amounts)

	Common Stock Shared	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income, net of tax	Total Share Holders' Equity	Non-Controlling Interest	Total Equity
Balance at January 1, 2021	9,363,717	$ 936	$ 56,279	$ 309,764	$ 675	$ 367,654	$ 14,999	$ 382,653
Exercise of stock options	15,334	2	267	–	–	269	–	269
Stock option grant compensation	–	–	69	–	–	69	–	69
Restricted stock compensation	–	–	492	–	–	492	–	492
Shares granted to Employee	1,098	–	50	–	–	50	–	50
Shares granted to Directors	9,105	1	499	–	–	500	–	500
Restricted stock award	27,778	3	(3)	–	–	–	–	–
Shares purchased and cancelled	(6,004)	(1)	(36)	(227)	–	(264)	–	(264)
Contributions from partners	–	–	–	–	–	–	4,551	4,551
Net income	–	–	–	28,215	–	28,215	11,879	40,094
Distributions to partners	–	–	–	–	–	–	(2,602)	(2,602)
Minimum pension liability, net	–	–	–	–	(38)	(38)	–	(38)
Unrealized gain on investment, net	–	–	–	–	(524)	(524)	–	(524)
Balance at December 31, 2021	9,411,028	$ 941	$ 57,617	$ 337,752	$ 113	$ 396,423	$ 28,827	$ 425,250
Exercise of stock options	16,460	2	410	–	–	412	–	412
Stock option grant compensation	–	–	69	–	–	69	–	69
Restricted stock compensation	–	–	800	–	–	800	–	800
Shares granted to Employee	865	–	50	–	–	50	–	50
Shares granted to Directors	11,232	1	649	–	–	650	–	650
Restricted stock award	21,464	2	(2)	–	–	–	–	–
Forfeiture of restricted stock award	(1,363)	–	–	–	–	–	–	–
Net income	–	–	–	4,565	–	4,565	(518)	4,047
Contributions from partners	–	–	–	–	–	–	27,894	27,894
Reallocation of partners' expense	–	–	7,665	–	–	7,665	(7,665)	–
Reallocation income tax expense	–	–	(2,100)	–	–	(2,100)	–	(2,100)
Distributions to partners	–	–	–	–	–	–	(11,472)	(11,472)
Minimum pension liability, net	–	–	–	–	(31)	(31)	–	(31)
Unrealized loss on investment, net	–	–	–	–	(1,358)	(1,358)	–	(1,358)
Balance at December 31, 2022	9,459,686	$ 946	$ 65,158	$ 342,317	$ (1,276)	$ 407,145	$ 37,066	$ 444,211
Exercise of stock options	24,855	2	1,022	–	–	1,024	–	1,024
Stock option grant compensation	–	–	60	–	–	60	–	60
Restricted stock compensation	–	–	1,028	–	–	1,028	–	1,028
Shares granted to Employee	928	–	50	–	–	50	–	50
Shares granted to Directors	10,380	1	599	–	–	600	–	600
Restricted stock award	25,284	3	(3)	–	–	–	–	–
Shares purchased and cancelled	(36,909)	(4)	(259)	(1,737)	–	(2,000)	–	(2,000)
Net income	–	–	–	5,302	–	5,302	(420)	4,882
Distributions to partners	–	–	–	–	–	–	(3,190)	(3,190)
Minimum pension liability, net	–	–	–	–	(30)	(30)	–	(30)
Unrealized gains on investment, net	–	–	–	–	1,341	1,341	–	1,341
Balance at December 31, 2023	9,484,224	$ 948	$ 67,655	$ 345,882	$ 35	$ 414,520	$ 33,456	$ 447,976

1. Accounting Policies.

ORGANIZATION - FRP Holdings, Inc. (the "Company") is a holding company engaged in the investment and development of real estate. The segments of the Company include: (i) leasing and management of industrial and commercial properties owned by the Company (the "Industrial and Commercial Segment"), (ii) leasing and management of mining royalty land owned by the Company (the "Mining Royalty Lands Segment"), (iii) real property acquisition, entitlement, development and construction primarily for apartment, retail, warehouse, and office (the "Development Segment"), (iv) management of mixed-use residential/retail properties owned through our joint ventures (the "Multifamily Segment"). During the 4th quarter of 2023, the Company renamed two of its reportable segments in order to clearly define projects within those segments. The Asset Management segment was renamed the Industrial and Commercial segment and the Stabilized Joint Venture segment was renamed the Multifamily Segment. There was no impact on consolidated total revenues, total cost of operations, operating profit, net earnings per share, or segment operating results as a result of these changes.

FRP Holdings, Inc. was incorporated on April 22, 2014 in connection with a corporate reorganization that preceded the Spin-off of Patriot Transportation Holding, Inc. The Company's predecessor issuer was formed on July 20, 1998. The business of the Company is conducted through our wholly-owned subsidiaries FRP Development Corp., a Maryland corporation ("Development") and Florida Rock Properties, Inc., a Florida corporation ("Properties"), and the various subsidiaries and joint ventures of each.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company inclusive of our operating real estate subsidiaries, Development and Properties, and all wholly-owned or controlled entities. Our investments in real estate partnerships which are conducted through limited liability corporations ("LLC") are also referred to as joint ventures. Investments in real estate joint ventures not controlled by the Company are accounted for under the equity or cost method of accounting as appropriate (See Note 2). All significant intercompany balances and transactions are eliminated in the consolidated financial statements.

Effective July 1, 2017 the Company consolidated the assets (at fair value), liabilities and operating results of our Riverfront Investment Partners I, LLC joint venture ("Dock 79") which was previously accounted for under the equity method. Subsequent to the July 1, 2017 consolidation, the ownership of Dock 79 attributable to our partner MRP Realty is reflected on our consolidated balance sheet as a noncontrolling interest. In March 2021, Riverfront Investment Partners II, LLC reached stabilization which resulted in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, effective March 31, 2021 the Company consolidated the assets (at fair value), liabilities and operating results of our Riverfront Investment Partners II, LLC joint venture ("The Maren") which was previously accounted for under the equity method. Subsequent to the March 31, 2021 consolidation, the ownership

of The Maren attributable to our partner MRP Realty is reflected on our consolidated balance sheet as a noncontrolling interest. Such noncontrolling interests are reported on the Consolidated Balance Sheets within equity but separately from shareholders' equity. On the Consolidated Statements of Income, all of the revenues and expenses from Dock 79 are reported in net income, including both the amounts attributable to the Company and the noncontrolling interest. The Maren is reflected in Equity in loss of joint ventures on the Consolidated Statements of Income for the periods up to March 31, 2021 but is reflected like Dock 79 for periods commencing April 1, 2021. The amounts of consolidated net income attributable to the noncontrolling interest is clearly identified on the accompanying Consolidated Statements of Income. In 2022 we sold a 20% ownership interest in a tenancy-in-common (TIC) of Dock 79 and The Maren to a new partner Steuart Investment Company (SIC). The Company continues to consolidate both properties because of continued control over major decisions for both properties.

CASH AND CASH EQUIVALENTS - The Company considers all Treasury bills available for sale regardless of maturity and other highly liquid debt instruments with maturities of three months or less at time of purchase to be cash equivalents. Bank overdrafts consist of outstanding checks not yet presented to a bank for settlement, net of cash held in accounts with right of offset.

INVESTMENTS AVAILABLE FOR SALE - The Company determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt securities not classified as held to maturity or as trading, are classified as available-for-sale, and are carried at fair value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in the Consolidated Statements of Comprehensive Income. The fair value of securities is determined using quoted market prices. At December 31, 2023 and 2022, no investments were held for trading purposes or classified as held to maturity.

REVENUE AND EXPENSE RECOGNITION - Lease revenues are generally recognized when earned under the leases and are considered collectable. Rental income from leases with scheduled increases or other incentives during their term is recognized on a straight-line basis over the term of the lease. Reimbursements of expenses, when provided in the lease, are recognized in the period that the expenses are incurred.

Mining royalty revenues are recognized when the performance obligation is satisfied which is when the sand or stone mined and processed by the lessee is sold and removed from the property. Our typical mining lease requires the tenant to pay the Company a monthly royalty, in arrears based on the number of tons of mined materials sold from our mining property multiplied by a percentage of the average annual sales price per ton sold from the prior fiscal year. In certain locations, typically where the sand and stone deposits on the property have been depleted but the tenant still has a need for the leased land, we collect a minimum annual rental amount but this is not the predominant component of mining royalties revenues. As such both mining royalty revenues and minimum annual rents are recognized as revenues from contracts with customers. Mining royalty revenues accounts receivable were $465,000, $618,000 and $388,000 at December 31, 2023, 2022 and 2021 respectively and there were no receivables from minimum rents. Mining royalties deferred revenue liabilities were $325,000, $47,000 and $249,000 at December 31, 2023, 2022 and 2021 respectively.

Sales of real estate are recognized when the collection of the sales price is reasonably assured and when the Company has fulfilled substantially all of its obligations, which are typically as of the closing date.

Accounts receivable are recorded net of discounts and provisions for estimated allowances. We estimate allowances on an ongoing basis by considering historical and current trends. We record estimated bad debts expense as a reduction of lease revenue. We estimate the net collectibility of our accounts receivable and establish an allowance for doubtful accounts based upon this assessment. Specifically, we analyze the aging of accounts receivable balances, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms.

PROPERTY AND EQUIPMENT - Property and equipment is recorded at cost less accumulated depreciation and depletion. Provision for depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:

	Years
Building and improvements	3-39

Depletion expense is computed on the basis of units of production in relation to estimated sand and stone deposits. Remaining sand and stone deposit estimates are periodically adjusted based upon surveys.

The Company recorded depreciation and depletion expenses for fiscal year 2023, 2022 and 2021, of $10,688,000, $10,618,000 and $8,806,000, respectively.

All direct and indirect costs, including interest and real estate taxes, associated with the development, construction, leasing or expansion of real estate investments are capitalized as a cost of the property. Included in indirect costs is an allocation of internal costs associated with development of real estate investments. The cost of routine repairs and maintenance to property and equipment is expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS – The Company reviews its long-lived assets, which include property and equipment and purchased intangible assets subject to amortization for potential impairment annually or whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. This review consists of comparing cap rates on recent cash flows and market value estimates to the carrying values of each asset group. If this review indicates the carrying value might exceed fair value then an estimate of future cash flows for the remaining useful life of each property is prepared considering anticipated vacancy, lease rates, and any future capital expenditures.

DEVELOPED PROPERTY RENTALS PURCHASE ACCOUNTING – Acquisitions of rental property, including any associated intangible assets, are measured at fair value at the date of acquisition. Any liabilities assumed or incurred are recorded at their fair value at the time of acquisition. The fair value of the acquired property is allocated between land and building (on an as-if vacant basis) based on management's estimate of the fair value of those components for each type of property and to tenant improvements based on the depreciated replacement cost of the tenant improvements, which approximates their fair value. The fair value of the in-place leases is recorded as follows:

- the fair value of leases in-place on the date of acquisition is based on absorption costs for the estimated lease-up period in which vacancy and foregone revenue are avoided due to the presence of the acquired leases;
- the fair value of above and below-market in-place leases based on the present value (using a discount rate that reflects the risks associated with the acquired leases) of the difference between contractual rent amounts to be paid under the assumed lease and the estimated market lease rates for the corresponding spaces over the remaining non-cancelable terms of the related leases; and
- the fair value of intangible tenant or customer relationships.

The Company's determination of these fair values requires it to estimate market rents for each of the leases and make certain other assumptions. These estimates and assumptions affect the rental revenue, and depreciation and amortization expense recognized for these leases and associated intangible assets and liabilities.

INVESTMENTS IN JOINT VENTURES - The Company uses the equity method to account for its investments in Brooksville, BC FRP Realty, Estero, FRP/MRP Buzzard Point Sponsor, and Greenville/Woodfield, in which it has a voting interest of 50% or less and has significant influence but does not have control. The Company uses the equity method to account for its investment in the Bryant Street Partnerships and The Verge at 1800 Half Street, in which it has a voting interest in excess of 50% because all major decisions are shared equally. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company's share of net earnings or losses of the investee, limited to the extent of the Company's investment in and advances to the investee and financial guarantees on behalf of the investee that create additional basis. The Company regularly monitors and evaluates the realizable value of its investments. When assessing an investment for an other-than-temporary decline in value, the Company considers such factors as, the performance of the asset in relation to its own operating targets and its business plan, the investee's revenue and cost trends, as well as liquidity and cash position, and the outlook for the overall industry in which the investee operates. From time to time, the Company may consider third party evaluations or valuation reports. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, the Company records a charge to investment income (expense).

INCOME TAXES - Deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred income taxes result from temporary differences between pre-tax income reported in the financial statements and taxable income. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the amounts rely upon the determination of the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law and expiration of statutes of limitations, effectively settled issues under audit, and audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision. It is the Company's policy to recognize as additional income tax expense the items of interest paid and penalties directly related to income taxes.

STOCK BASED COMPENSATION – The Company accounts for compensation related to share based plans by recognizing the grant date fair value of stock options and other equity-based compensation issued to employees in its income statement over the requisite employee service period using the straight-line attribution model. In addition, compensation expense must be recognized for the change in fair value of any awards modified, repurchased or cancelled after the grant date. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used in the model and current year impact are discussed in Note 7.

DEFERRED COMPENSATION PLAN - The Company has a deferred compensation plan, the Management Security Plan (MSP) for our President. The accruals for future benefits are based upon actuarial assumptions.

EARNINGS PER COMMON SHARE - Basic earnings per common share are based on the weighted average number of common shares outstanding during the periods. Diluted earnings per common share are based on the weighted average number of common shares and potential dilution of securities that could share in earnings. The differences between basic and diluted shares used for the calculation are the effect of employee and director stock options and restricted stock.

USE OF ESTIMATES - TThe preparation of financial statements in conformity with accounting principles generally accepted in the United State requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting policies and estimates are of more significance in the financial statement preparation process than others. The most critical accounting policies and estimates include the economic useful lives of our estimated remaining sand and stone deposits, property and equipment, provisions for uncollectible accounts receivable and collectibility of unrealized rents, accounting for real estate investments, estimates of exposures related to our insurance claims plans and environmental liabilities, and estimates for taxes. To the extent that actual, final outcomes are different than these estimates, or that additional facts and circumstances result in a revision to these estimates, earnings during that accounting period will be affected.

ENVIRONMENTAL - Environmental expenditures that benefit future periods are capitalized. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded for the estimated amount of expected environmental assessments and/or remedial efforts. Estimation of such liabilities includes an assessment of engineering estimates, continually evolving governmental laws and standards, and potential involvement of other potentially responsible parties.

COMPREHENSIVE INCOME –Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) refers to expenses, gains, and losses that are not included in net income, but rather are recorded directly in shareholders' equity.

RECENTLY ISSUED ACCOUNTING STANDARDS – In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016 - 13, "Financial Instruments - Credit Losses," which introduced new guidance for an approach based on expected losses to estimate credit losses on certain types of financial instruments. This standard was effective for the Company as of January 1, 2023. There was no impact on our financial statements at adoption.

2. Investments in Joint Ventures.

The Company has investments in joint ventures, primarily with other real estate developers. Joint ventures where FRP is not the primary beneficiary are reflected in the line "Investment in joint ventures" on the balance sheet and "Equity in loss of joint ventures" on the income statement. The assets of these joint ventures are restricted to use by the joint ventures and their obligations can only be settled by their assets or additional contributions by the partners.

The following table summarizes the Company's investments in unconsolidated joint ventures (in thousands):

	Common Ownership	Total Investment	Total Assets of the Partnership	Profit (Loss) of the Partnership	The Company's Share of Profit (Loss) of the Partnership (1)
As of Dec. 31,2023					
Brooksville Quarry, LLC	50.00%	$ 7,552	14,439	(82)	(41)
BC FRP Realty, LLC	50.00%	5,039	22,454	(632)	(316)
Buzzard Point Sponsor, LLC	50.00%	2,326	4,652	–	–
Bryant Street Partnerships	61.36%	71,786	202,634	(10,296)	(4,558)
Lending ventures		27,695	17,117	–	–
Estero Partnership	16.00%	3,600	38,652	–	–
Verge Partnership	61.37%	36,665	130,173	(9,039)	(5,547)
Greenville Partnerships	40.00%	11,403	98,223	(3,687)	(1,475)
Total		$ 166,066	528,344	(23,736)	(11,937)

The Company is currently negotiating with MRP concerning an ownership adjustment related to the Bryant Street stabilization and conversion of FRP preferred equity to common equity which will be effective in 2024.

The major classes of assets, liabilities and equity of the Company's Investments in Joint Ventures as of December 31, 2023, are summarized in the following two tables (in thousands)::

		As of December 31, 2023				
	Buzzard Point, Sponsor, LLC	Bryant Street Partnership	Estero Partnership	Verge Partnership	Greenville Partnership	Total Multi-family
Investments in real estate, net	$ 0	187,616	35,576	128,154	95,911	$ 447,257
Cash and cash equivalents	0	7,543	3,076	1,323	2,000	13,942
Unrealized rents & receivables	0	6,737	0	403	127	7,267
Deferred costs	4,652	738	0	1293	185	5,868
Total assets	$ 4,652	202,634	38,652	130,173	98,223	$ 474,334
Secured notes payable	$ 0	107,084	16,000	72,691	66,434	$ 262,209
Other liabilities	0	3,129	0	1,344	3,867	8,340
Capital - FRP	2,326	69,779	3,600	34,391	10,450	120,546
Capital - Third Parties	2,326	22,642	19,052	21,747	17,472	83,239
Total liabilities and capital	$ 4,652	202,634	38,652	130,173	98,223	$ 474,334

		As of December 31, 2023			
	Brooksville Quarry, LLC	BC FRP Realty, LLC	Lending Ventures	Total Multi-family	Grand Total
Investments in real estate, net	$ 14,358	21,503	17,117	447,257	$ 500,235
Cash and cash equivalents	80	127	0	13,942	14,149
Unrealized rents & receivables	0	464	0	7,267	7,731
Deferred costs	1	360	0	5,868	6,229
Total assets	$ 14,439	22,454	17,117	474,334	$ 528,344
Secured notes payable	$ 0	12,086	(10,578)	262,209	$ 263,717
Other liabilities	0	402	0	8,340	8,742
Capital - FRP	7,552	4,983	27,695	120,546	160,776
Capital - Third Parties	6,887	4,983	0	83,239	95,109
Total liabilities and capital	$ 14,439	22,454	17,117	474,334	$ 528,344

The Company's capital recorded by the unconsolidated Joint Ventures is $5,291,000 less than the Investment in Joint Ventures reported in the Company's consolidated balance sheet due primarily to capitalized interest.

The major classes of assets, liabilities and equity of the Company's Investments in Joint Ventures as of December 31, 2022 are summarized in the following two tables (in thousands):

As of December 31, 2022

	Buzzard Point Sponsor LLC	Bryant Street Partner-ship	Estero Partner-ship	Verge Partner-ship	Greenville Partner-ship	Total Multi-family
Investments in real estate, net	$ 0	192,904	33,008	130,616	95,883	$ 452,411
Cash and restricted cash	0	1,349	5,497	359	567	7,772
Unrealized rents & receivables	0	5,128	0	14	13	5,155
Deferred costs	2,906	393	0	139	88	3,526
Total assets	$ 2,906	199,774	38,505	131,128	96,551	$ 468,864
Secured notes payable	$ 0	129,263	16,000	66,584	64,954	$ 276,801
Other liabilities	0	2,338	5	5,328	3,014	10,685
Capital - FRP	1,453	53,553	3,600	36,348	11,087	106,041
Capital - Third Parties	1,453	14,620	18,900	22,868	17,496	75,337
Total liabilities and capital	$ 2,906	199,774	38,505	131,128	96,551	$ 468,864

As of December 31, 2022

	Brooksville Quarry, LLC	BC FRP Realty, LLC	Lending Ventures	Multi-family	Grand Total
Investments in real estate, net	$ 14,307	21,059	5,547	452,411	$ 493,324
Cash and restricted cash	66	99	0	7,772	7,937
Unrealized rents & receivables	0	422	0	5,155	5,577
Deferred costs	1	245	30	3,526	3,802
Total assets	$ 14,374	21,825	5,577	468,864	$ 510,640
Secured notes payable	$ 0	10,899	(10,899)	276,801	$ 276,801
Other liabilities	0	338	0	10,685	11,023
Capital - FRP	7,522	5,294	16,476	106,041	135,333
Capital - Third Parties	6,852	5,294	0	75,337	87,483
Total liabilities and capital	$ 14,374	21,825	5,577	468,864	$ 510,640

The amount of consolidated retained earnings (accumulated deficit) for these joint ventures was $(21,823,000) and $(13,115,000) as of December 31, 2023 and December 31, 2022, respectively.

The income statements of the Bryant Street Partnerships are as follows (in thousands):

	Bryant Street Partnerships Total JV Year ended December 31, 2023	Bryant Street Partnerships Total JV Year ended December 31, 2022	Bryant Street Partnerships Company Share Year ended December 31, 2023	Bryant Street Partnerships Company Share Year ended December 31, 2022
Revenues:				
Rental Revenue	$ 12,633	$ 9,586	$ 7,751	$ 5,882
Revenue - other	2,237	1,766	1,373	1,084
Total Revenues	14,870	11,352	9,124	6,966
Cost of operations:				
Depreciation and amoritization	7,009	6,737	4,301	4,134
Operating expenses	5,731	5,428	3,516	3,331
Property taxes	1,150	1,376	706	844
Total cost of operations	13,890	13,541	8,523	8,309
Total operating profit (loss)	980	(2,189)	601	(1,343)
Interest expense	(11,276)	(8,150)	(5,159)	(5,486)
Net loss before tax	(10,296)	(10,339)	(4,558)	(6,829)

The income statements of the Greenville Partnerships are as follow (in thousands):

	Greenville Partnerships Total JV Year ended December 31, 2023	Greenville Partnerships Total JV Year ended December 31, 2022	Greenville Partnerships Company Share Year ended December 31, 2023	Greenville Partnerships Company Share Year ended December 31, 2022
Revenues:				
Rental Revenue	$ 7,058	$ 3,146	$ 2,823	$ 1,259
Revenue - other	572	176	229	70
Total Revenues	7,630	3,322	3,052	1,329
Cost of operations:				
Depreciation and amoritization	3,241	1,557	1,296	623
Operating expenses	2,399	1,207	960	483
Property taxes	1,687	778	675	311
Total cost of operations	7,327	3,542	2,931	1,417
Total operating profit/(loss)	303	(220)	121	(88)
Interest expense	(3,990)	(1,113)	(1,596)	(445)
Net loss before tax	(3,687)	(1,333)	(1,475)	(533)

The income statements of the Verge Partnership are as follows (in thousands):

	Verge Partnership Total JV Year ended December 31, 2023	Verge Partnership Company Share Year ended December 31, 2023
Revenues:		
Rental Revenue	$ 3,575	$ 2,194
Revenue - other	537	330
Total Revenues	4,112	2,524
Cost of operations:		
Depreciation and amoritization	4,006	2,458
Operating expenses	2,798	1,718
Property taxes	997	612
Total cost of operations	7,801	4,788
Total operating loss	(3,689)	(2,264)
Interest expense	(5,350)	(3,283)
Net loss before tax	(9,039)	(5,547)

3. Related Party Transactions.

The Company is a party to an Administrative Services Agreement which resulted from our January 30, 2015 spin-off of Patriot Transportation Holding, Inc. (Patriot). The Administrative Services Agreement sets forth the terms on which Patriot will provide to FRP certain services that were shared prior to the Spin-off, including the services of certain employees and executive officers. The boards of the respective companies amended and extended this agreement for one year effective April 1, 2023.

The consolidated statements of income reflect charges and/or allocation from Patriot for these services of $925,000 and $893,000 for 2023 and 2022, respectively. These charges are reflected as part of corporate expenses.

To determine these allocations between FRP and Patriot as set forth in the Administrative Services Agreement, we employ an allocation method to allocate said expenses and thus we believe that the allocations to FRP are a reasonable approximation of the costs related to FRP's operations, but any such related-party transactions cannot be presumed to be carried out on an arm's-length basis.

4. Debt.

Debt is summarized as follows (in thousands):

	December 31, 2023	December 31, 2022
Fixed rate mortgage loans, 3.03% interest only, matures 4/1/2033	$ 180,070	180,070
Unamortized debt issuance costs	(1,365)	(1,513)
Credit agreement	–	–
	$ 178,705	178,557

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to December 31, 2023 is: 2024 - $0; 2025 - $0; 2026 - $0; 2027 - $0; 2028 and subsequent years - $180,070,000.

On December 22, 2023, the Company entered into a 2023 Amended and Restated Credit Agreement (the "Credit Agreement") with Wells Fargo Bank, N.A. ("Wells Fargo"), effective December 22, 2023. The Credit Agreement modifies the Company's prior Credit Agreement with Wells Fargo dated January 30, 2015. The Credit Agreement establishes a three-year revolving credit facility with a maximum facility amount of $35 million. The interest rate under the Credit Agreement will be 2.25% over the Daily Simple SOFR in effect. A commitment fee of 0.35% per annum is payable quarterly on the unused portion of the commitment. As of December 31, 2023, there was no debt outstanding on this revolver, $823,000 outstanding under letters of credit and $34,177,000 available for borrowing. The letters of credit were issued to guarantee certain obligations to state agencies related to real estate development. Most of the letters of credit are irrevocable for a period of one year and typically are automatically extended for additional one-year periods. The letter of credit fee is 2.25% and applicable interest rate would have been 7.64% on December 31, 2023. The credit agreement contains affirmative financial covenants and negative covenants, including a minimum tangible net worth. As of December 31, 2023, these covenants would have limited our ability to pay dividends to a maximum of $94 million combined.

On November 17, 2017, Dock 79 borrowed a principal sum of $90,000,000 pursuant to a Loan Agreement and Deed of Trust Note entered into with EagleBank. The loan was secured by the Dock 79 real property and improvements, bore a fixed interest rate of 4.125% per annum and had a term of 120 months. The loan was paid in full on March 19, 2021. A prepayment penalty of $900,000 was recorded into interest expense in the quarter ending March 31, 2021.

Effective March 31, 2021, the Company consolidated the assets (at current fair value), liabilities and operating results of our Riverfront Investment Partners II, LLC partnership ("The Maren") which was previously accounted for under the equity method. As such the full amount of our mortgage loan was recorded in the consolidated financial statements.

On March 19, 2021, the Company refinanced Dock 79 and The Maren projects pursuant to separate Loan Agreements and Deed of Trust Notes entered into with Teachers Insurance and Annuity Association of America, LLC. Dock 79 and The Maren borrowed principal sums of $92,070,000 and $88,000,000 respectively, in connection with the refinancing. The loans are separately secured by the Dock 79 and The Maren real property and improvements, bear a fixed interest rate of 3.03% per annum, and require monthly payments of interest only with the principal in full due April 1, 2033. Either loan may be prepaid subsequent to April 1, 2024, subject to yield maintenance premiums. Either loan may be transferred to a qualified buyer as part of a one-time sale subject to a 60% loan to value, minimum of 7.5% debt yield and a 0.75% transfer fee.

Debt cost amortization of $148,000 and $148,000 was recorded in 2023 and 2022, respectively. During 2023 and 2022, the Company capitalized interest costs of $1,336,000 and $2,601,000, respectively.

The Company was in compliance with all debt covenants as of December 31, 2023.

5. Leases.

The Company is a lessor of residential apartment homes, retail portions of mixed-use communities, commercial properties, and open pit aggregates quarries.

Residential

The Company's residential spaces generally lease for 12 – 15-month lease terms and 90 days prior to the expiration, as long as there is no balance due, the tenant is offered a renewal. If no notice to move out or renew is made, then the leases go to month to month until notification of termination or renewal is received. Renewal terms are typically 9 – 12 months. In 2021, due to the DC legislation in place freezing rent increases as a part of a covid relief plan, FRP was unable to increase rental rates for renewals. This legislation was lifted in February 2022.

Retail

The Company also leases retail spaces at apartment/mixed-use properties. The retail leases are typically 10 -15-year leases with options to renew for another five years. Retail leases at these properties also include percentage rents which average 3-6% of annual sales for the tenant that exceed a breakpoint stipulated by each individual lease. All base rent revenue is recognized on a straight-line basis.

Commercial & Office

The Company's industrial warehouses typically lease for terms ranging from 3 – 10 years often with one or two renewal options. All base rent revenue is recognized on a straight-lined basis. All of the commercial warehouse leases are triple net and common area maintenance costs (CAM Revenue) are billed monthly, and insurance and real estate taxes are billed annually. 34 Loveton is the only office product wherein all leases are full service therefore there is no CAM revenue. Office leases are also recognized on a straight-lined basis.

Mining

The Company leases land under long-term leases that grant the lessee the right to mine and sell sand and stone deposits from our property in exchange for royalty payments. A typical lease has an option to extend the lease for additional terms.

At December 31, 2023, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property	$	46,817
Commercial property		103,293
Residential/mixed use property		294,975
		445,085
Less accumulated depreciation and depletion		67,266
	$	377,819

The minimum future straight-lined rentals due the Company on noncancelable leases as of December 31, 2023 are as follows: 2024 - $16,684,000; 2025 - $6,527,000; 2026 - $6,144,000; 2027 - $4,679,000; 2028 - $3,830,000; 2029 and subsequent years $30,830,000.

6. Earnings per Share.

The following details the computations of the basic and diluted earnings per common share (in thousands, except per share amounts):

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Common shares:			
Weighted average common shares outstanding during the period - shares used for basic earnings per common share	9,420	9,386	9,355
Common shares issuable under share based payment plans which are potentially dilutive	41	49	42
Common shares used for diluted earnings per common share	9,461	9,435	9,397
Net income attributable to the Company	$ 5,302	4,565	28,215
Earnings per common share:			
-basic	$ 0.56	0.49	3.02
-diluted	$ 0.56	0.48	3.00

For 2023 and 2022 the Company did not have any outstanding anti-dilutive stock options. For 2021, 6,680 shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

During 2023 the Company repurchased 36,909 shares at an average cost of $54.19. During 2021 the Company repurchased 6,004 shares at an average cost of $43.95.

7. Stock-Based Compensation Plans.

The Company has two Stock Option Plans (the 2006 Stock Incentive Plan and the 2016 Equity Incentive Option Plan) under which options for shares of common stock were granted to directors, officers and key employees. The 2016 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. The options awarded under the plans have similar characteristics. All stock options are non-qualified and expire ten years from the date of grant. Stock based compensation awarded to directors, officers and employees are exercisable immediately or become exercisable in cumulative installments of 20% or 25% at the end of each year following the date of grant. When stock options are exercised the Company issues new shares after receipt of exercise proceeds and taxes due, if any, from the grantee.

The Company utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions were no dividend yield, expected volatility between 31.53% and 41.17%, risk-free interest rate of 2.0% to 2.9% and expected life of 5.0 to 7.0 years.

The dividend yield of zero is based on the fact that the Company does not pay cash dividends and has no present intention to pay cash dividends. Expected volatility is estimated based on the Company's historical experience over a period equivalent to the expected life in years. The risk-free interest rate is based on the U.S. Treasury constant maturity interest rate at the date of grant with a term consistent with the expected life of the options granted. The expected life calculation is based on the observed and expected time to exercise options by the employees.

In January 2023, 7,980 shares of restricted stock were granted to employees that will vest over the next four years. In January 2023, 15,032 shares of restricted stock were granted to employees as part of a long-term incentive plan that will vest over the next five years. In March 2023, 2,272 shares of restricted stock were granted to employees under the terms of the 2021 long-term incentive plan. In January 2022, 7,448 shares of restricted stock were granted to employees that will vest over the next four years. In January 2022, 14,016 shares of restricted stock were granted to employees as part of a long-term incentive plan that will vest over the next five years. In January 2021, 8,896 shares of restricted stock were granted to employees that will vest over the next four years. In January 2021, 18,882 shares of restricted stock were granted to employees as part of a long-term incentive plan that will vest over the next five years. The number of common shares available for future issuance was 344,077 at December 31, 2023. In January 2023, January 2022 and January 2021 928, 865 and 1,098 shares of stock, respectively, were granted to employees rather than stock options as in prior years.

The Company recorded the following stock compensation expense in its consolidated statements of income (in thousands):

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Stock option grants	$ 60	69	69
Restricted stock awards	1,028	800	492
Employee stock grant	50	50	50
Annual director stock award	600	650	500
	$ 1,738	1,569	1,111

A summary of changes in outstanding options is presented below (in thousands, except share and per share amounts):

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Term (yrs.)	Weighted Average Grant Date Fair Value (000's)
Outstanding at January 1, 2021	120,089	$ 35.33	5.3	$ 1,531
Exercised	(15,334)	$ 17.54		$ (115)
Outstanding at December 31, 2021	104,755	$ 37.93	4.8	$ 1,416
Exercised	(16,460)	$ 25.07		$ (145)
Outstanding at December 31, 2022	88,295	$ 40.33	4.4	$ 1,271
Excercised	(24,855)	$ 41.21		$ (290)
Outstanding at December 31, 2023	63,440	$ 39.99	3.5	$ 981
Exercisable at December 31, 2023	63,440	$ 39.99	3.5	$ 981
Vested during Twelve months ended December 31,2023	3,990			$ 65

The following table summarizes information concerning stock options outstanding at December 31, 2023:

Range of Exercise Prices per Share	Shares under Option	Weighted Average Exercise Price	Weighted Average Remaining Life
Exercisable:			
$26.96 - $33.70	15,630	28.95	1.4
$33.70 - $42.13	12,000	38.45	3.0
$42.13 - $45.97	35,810	45.32	4.5
Total	63,440	$39.99	3.5 Years

The aggregate intrinsic value of exercisable in-the-money options was $1,452,000 and the aggregate intrinsic value of outstanding in-the-money options was $1,452,000 based on the market closing price of $62.88 on December 29, 2023 less exercise prices.

Gains of $384,000 were realized by option holders during the year ended December 31, 2023.

A summary of changes in restricted stock awards is presented below (in thousands, except share and per share amounts):

Restricted Stock	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Term (yrs.)	Weighted Average Grant Date Fair Value (000's)
Non-vested at				
January 1, 2021	20,520	$ 46.30	3.4	$ 950
Time-based awards granted	8,896	45.55		405
Performance-based awards granted	18,882	45.55		860
Vested	(2,224)	45.55		(101)
Non-vested at				
December 31, 2021	46,074	$ 45.88	3.1	$ 2,114
Time-based awards granted	7,448	57.80		431
Performance-based awards granted	14,016	57.80		810
Vested	(15,679)	47.56		(746)
Forfeited	(1,363)	46.30		(63)
Non-vested at				
December 31, 2022	50,496	$ 50.42	3.0	$ 2,546
Time-based awards granted	7,980	53.86		430
Performance-based awards granted	17,304	53.92		933
Vested	(21,053)	48.06		(1,012)
Non-vested at				
December 31, 2023	54,727	$ 52.94	2.8	2,897

Total unrecognized compensation cost of restricted stock granted but not yet vested as of December 31, 2023 was $2,469,000 which is expected to be recognized over a weighted–average period of 2.9 years.

8. Income Taxes.

The provision for income tax expense included in the financial statements (in thousands):

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Included in Net Income:			
Continuing operations	$ 1,516	1,530	10,281
Comprehensive income	551	(515)	(209)
Total tax expense	$ 2,067	1,015	10,072

The provision for income taxes (income tax benefit) consists of the following (in thousands):

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Current:			
Federal	$ 2	(214)	305
State	570	(571)	1,826
	572	(785)	2,131
Deferred	1,495	1,800	7,941
Total	$ 2,067	1,015	10,072

The deferred taxes are primarily related to the bonus depreciation on property placed in service.

As of December 31, 2023 the company has deferred taxes of approximately $35 million associated with $143 million of gains on sales reinvested through Opportunity Zone investments. These taxes are deferred until the earlier of the sale of the related investments or April 15, 2027 and 10% of gains are excluded from tax once the investments are held five years plus an additional 5% is excluded at seven years.

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Amount computed at statutory Federal rate	$ 1,812	924	7,941
State income taxes (net of Federal income tax benefit)	178	(30)	2,634
Other, net	77	121	(503)
Provision for income taxes	$ 2,067	1,015	10,072

In this reconciliation, the category "Other, net" consists of permanent tax differences related to non-deductible expenses, special tax rates and tax credits, interest paid and penalties, and adjustments to prior year estimates. The effective state income tax rate in 2022 and 2023 was favorably impacted both by apportioned interest income in Florida and taxable losses in states with higher income tax rates.

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities are presented below (in thousands):

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Deferred tax liabilities:			
Property and equipment	$ 42,317	41,866	38,143
Investment in opportunity zone	34,966	34,871	30,846
Depletion	706	697	704
Unrealized rents	385	150	58
Prepaid expenses	256	31	36
Gross deferred tax liabilities	78,630	77,615	69,787
Deferred tax assets:			
Federal tax loss carryforwards	3,153	6,375	3,235
State tax loss carryforwards	6,012	2,359	1,388
Employee benefits and other	9	921	1,117
Gross deferred tax assets	9,174	9,655	5,740
Net deferred tax liability	$ 69,456	67,960	64,047

	Year ended December 31, 2023	Year ended December 31, 2022
Other Items - All Gross		
State NOL Carryovers	49,278,000	38,169,000
Federal NOL Carryovers	28,637,000	30,358,000

The Company has no unrecognized tax benefits.

FRP tax returns in the U.S. and various states that include the Company are subject to audit by taxing authorities. As of December 31, 2023, the earliest tax year that remains open for audit is 2018. Our effective income tax expense may vary, possibly materially, due to projected effective state tax rates.

9. Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company's cost was $59,000 in 2023 and $54,000 in 2022.

The Company has a deferred compensation plan, the Management Security Plan (MSP) for our President. The accruals for future benefits are based upon actuarial assumptions. Life insurance on his life has been purchased to partially fund this benefit and the Company is the owner and beneficiary of that policy. The expense for 2023 and 2022, was $12,000 and $10,000, respectively. The accrued benefit under this plan as of December 31, 2023 and December 31, 2022 was $1,409,000 and $1,354,000, respectively.

10. Business Segments.

The Company is reporting its financial performance based on four reportable segments, Industrial and Commercial (previously named Asset Management), Mining Royalty Lands, Development, and Multifamily (previously named Stabilized Joint Venture), as described below.

The Industrial and Commercial Segment owns, leases and manages in-service commercial properties wholly owned by the Company. Currently this includes nine warehouses in two business parks, an office building partially occupied by the Company, and two ground leases.

Our Mining Royalty Lands Segment owns several properties totaling approximately 16,650 acres currently under lease for mining rents or royalties (this does not include the 4,280 acres owned in our Brooksville joint venture with Vulcan Materials). Other than one location in Virginia, all of these properties are located in Florida and Georgia.

Through our Development Segment, we own and are continuously assessing the highest and best use of several parcels of land that are in various stages of development. Our overall strategy in this segment is to convert all of our non-income producing lands into income production through (i) an orderly process of constructing new buildings for us to own and operate or (ii) a sale to, or joint venture with, third parties. Additionally, our Development segment will form joint ventures on new developments of land not previously owned by the Company.

The Multifamily Segment includes joint ventures which own, lease and manage buildings that have met our initial lease-up criteria. Two of our joint ventures in the segment, Riverfront Investment Partners I, LLC ("Dock 79") and Riverfront Investment Partners II, LLC ("The Maren") are consolidated. The Maren was consolidated effective March 31, 2021 and prior periods are still reflected under the equity method. The ownership of Dock 79 and The Maren attributable to our partners are reflected on our consolidated balance sheet as a noncontrolling interest. Such noncontrolling interests are reported on the Consolidated Balance Sheets within equity but separately from shareholders' equity. On the Consolidated Statements of Income, all of the revenues and expenses from Dock 79 are reported in net income, including both the amounts attributable to the Company and the noncontrolling interest. The Maren is reflected in Equity in loss of joint ventures on the Consolidated Statements of Income for the periods up to March 31, 2021 but is reflected like Dock 79 for periods commencing April 1, 2021. The amounts of consolidated net income attributable to the noncontrolling interest is clearly identified on the accompanying Consolidated Statements of Income.

Operating results and certain other financial data for the Company's business segments are as follows (in thousands):

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Revenues:			
Industrial and Commercial	$ 5,354	3,681	2,575
Mining royalty lands	12,527	10,683	9,465
Development	1,801	1,674	1,563
Multifamily	21,824	21,443	17,617
	$ 41,506	37,481	31,220
Operating profit:			
Before corporate expenses:			
Industrial and Commercial	$ 2,551	1,592	612
Mining royalty lands	11,009	9,305	8,558
Development	(1,954)	(2,791)	(2,548)
Multifamily	4,096	3,552	(1,277)
Operating profit before corporate expenses	15,702	11,658	5,345
Corporate expenses:			
Allocated to Industrial and Commercial	(787)	(632)	(843)
Allocated to mining royalty lands	(449)	(414)	(318)
Allocated to Development	(2,387)	(2,284)	(1,557)
Allocated to Multifamily	(379)	(332)	(353)
	(4,002)	(3,662)	(3,071)
	$ 11,700	7,996	2,274
Interest expense	$ 4,315	3,045	2,304
Depreciation, depletion and amortization:			
Industrial and Commercial	$ 1,374	907	578
Mining royalty lands	497	586	199
Development	182	189	208
Multifamily	8,768	9,535	11,752
	$ 10,821	11,217	12,737
Capital expenditures:			
Industrial and Commercial	$ 664	1,284	852
Mining royalty lands	2	11,218	522
Development	9,990	14,521	14,242
Multifamily	561	592	914
	$ 11,217	27,615	16,530
Identifiable net assets at end of period:			
Industrial and Commercial	$ 38,784	26,053	23,897
Mining royalty lands	48,072	48,494	37,627
Development	212,384	188,834	176,386
Multifamily	249,750	257,535	266,429
Investments available for sale at fair value	–	–	4,317
Cash items	158,415	178,294	162,273
Unallocated corporate assets	1,761	1,874	7,261
	$ 709,166	701,084	678,190

11. Fair Value Measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 means the use of quoted prices in active markets for identical assets or liabilities. Level 2 means the use of values that are derived principally from or corroborated by observable market data. Level 3 means the use of inputs are those that are unobservable and significant to the overall fair value measurement.

At December 31, 2023, the Company was invested U.S. Treasury notes valued at $128,795,000 maturing through mid-2024. The unrealized gain on these investments of $1,000 was recorded as part of comprehensive income and was based on the estimated market value by Wells Fargo Bank, N.A. (Level 1).

At December 31, 2023 and 2022, the carrying amount reported in the consolidated balance sheets for cash and cash equivalents including U.S. Treasury notes was adjusted to fair value as described above.

The fair values of the Company's other mortgage notes payable were estimated based on current rates available to the Company for debt of the same remaining maturities. At December 31, 2023, the carrying amount and fair value of such other long-term debt was $180,070,000 and $145,678,000, respectively. At December 31, 2022, the carrying amount and fair value of such other long-term debt was $180,070,000 and $142,785,000, respectively.

12. Contingent Liabilities.

The Company may be involved in litigation on a number of matters and is subject to certain claims which arise in the normal course of business. The Company has retained certain self-insurance risks with respect to losses for third party liability and property damage. In the opinion of management, none of these matters are expected to have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

The Company is subject to numerous environmental laws and regulations. The Company believes that the ultimate disposition of currently known environmental matters will not have a material effect on its financial position, liquidity, or operations. The Company can give no assurance that previous environmental studies with respect to its properties have revealed all potential environmental contaminants; that any previous owner, occupant or tenant did not create any material environmental condition not known to the Company; that the current environmental condition of the properties will not be affected by tenants and occupants, by the condition of nearby properties, or by unrelated third parties; and that changes in applicable environmental laws and regulations or their interpretation will not result in additional environmental liability to the Company.

As of December 31, 2023, there was $823,000 outstanding under letters of credit. The letters of credit were issued to guarantee certain obligations to state agencies related to real estate development.

The Company and MRP previously guaranteed $26 million of the construction loan on the Bryant Street Partnerships in exchange for a 1% lower interest rate. The value of the guarantee was calculated at $1.9 million based on the present value of the 1% interest savings over the anticipated 48-month term. This amount is included as part of the Company's investment basis and was amortized to expense over the 48 months. In December 2023 this loan was paid in full with proceeds from another lender and contributions by the Company and MRP.

The Company recorded a gain of $1.9 million in December 2023 as the guarantee liability was relieved.

The Company and MidAtlantic Realty Partners (MRP) provided a guaranty for the interest carry cost of $110 million loan on the Bryant Street Partnerships issued in December 2023. The Company and MRP have a side agreement limiting the Company's guarantee to its proportionate ownership. The value of the guarantee was calculated at $1.5 million based on the present value of the our assumption of 0.8% interest savings over the anticipated 36-month term. This amount is included as part of the Company's investment basis and is amortized to expense over the 36 months. The Company will evaluate the guarantee liability based upon the success of the project and assuming no payments are made under the guarantee the Company will have a gain for $1 million when the loan is paid in full.

13. Commitments.

The Company, at December 31, 2023, had entered into various contracts to develop and maintain real estate with remaining commitments totaling $16.8 million.

As of December 31, 2023, we had additional financing commitments to our residential development lending ventures totaling $11.7 million of which $6.5 million is budgeted for in 2024.

14. Concentrations.

The mining royalty lands segment has a total of five tenants currently leasing mining locations and one lessee that accounted for 24% of the Company's consolidated revenues during 2023 and $289,000 of accounts receivable at December 31, 2023. The termination of these lessees' underlying leases could have a material adverse effect on the Company. The Company places its cash and cash equivalents with Wells Fargo Bank and First Horizon Bank. At times, such amounts may exceed FDIC limits.

15. Unusual or Infrequent Items Impacting Results.

On March 31, 2021, the Company consolidated the assets (at fair value), liabilities and operating results of The Maren real estate partnership. The consolidation resulted in a gain on remeasurement of investment in real estate partnership of $51,139,000 of which $13,965,000 was attributed to noncontrolling interest.

16. Intangible Assets.

The Company has allocated the purchase price of property acquisitions based upon the fair value of the assets acquired, consisting of land, buildings and intangible assets, including in-place leases and below market leases. These deferred leasing intangible assets are recorded within Deferred Costs and Deferred lease intangible, net in the consolidated balance sheets. The value of the in-place lease intangibles will be amortized over the remaining lease terms. The fair value assigned pertaining to the above market in-place leases values are amortized as a reduction to rental revenue, and the below market in-place lease values are amortized as an increase to rental revenue over the remaining non-cancelable terms of the respective leases.

The Company reviews intangible assets for impairment, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If such assets are considered to be impaired, the impairment charge recognized is the amount by which the carrying amounts of the assets exceeds the fair value of the assets.

The Company had the following acquired lease intangibles (in thousands):

	Year ended December 31, 2023	Year ended December 31, 2022
In-place leases	$ 9,660	9,660
Accumulated amortization	$ (9,385)	(9,357)
Acquired intangible assets, net	$ 275	303

Amortization expense for in-place leases was $29,000 and $559,000 for 2023 and 2022, respectively, and is included in the Depreciation, depletion and amortization line in the Consolidated Statements of Operations.

The estimated aggregate amortization from acquired lease intangibles for the next five years are as follows (in thousands):

Year Ending December 31,	Amoritization of in-place lease intangibles
2024	$ 29
2025	29
2026	29
2027	29
2028	29

17. Contributions from partner.

On November 4, 2022 the Company sold a 20% ownership interest in tenancy-in-common (TIC) of Dock 79 and The Maren for $65.3 million to a new partner Steuart Investment Company (SIC). Net of the mortgage assumption of $36.0 million and the Company's share of transfer taxes and other transactions costs of $1.4 million the net contribution was $27.9 million. Of this amount $9.3 million was distributed to MRP and $18.6 million to the Company. A reallocation of partners' interest of $7.7 million was recorded to Capital in excess of par value for the difference between the $18.6 million consideration received by the company and the net book value of the Company's share of assets sold. Deferred income tax expense of $2.1 million was recorded to Capital in excess of par value on the Company's reallocation. The Company continues to consolidate both properties because of continued control over major decisions for both properties.

18. Subsequent Events.

Subsequent to the end of the year, on March 6, 2024, FRP Holdings, Inc announced that it intends to effect a forward stock split of its common stock at a ratio of 2 post-split shares for every 1 pre-split share. The record date for the split will be April 1, 2024, and the payment date is April 12, 2024. The stock split will increase the number of issued shares of the Company's common stock from 9,500,300 shares to 19,000,600 shares.

The following table shows the historical earnings per share and the pro forma earnings per share assuming the stock split was effective:

Year ended	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Historical Earnings per common share:			
Net income attributable to the Company -			
Basic	$ 0.56	0.49	3.02
Diluted	$ 0.56	0.48	3.00
Pro Forma Earnings per common share (unaudited):			
Net income attributable to the Company -			
Basic	$ 0.28	0.24	1.51
Diluted	$ 0.28	0.24	1.50

Management's Responsibility for the Financial Statements
Management of the Company is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report on Form 10-K. The financial statements were prepared in conformity with accounting principles generally accepted in the United States appropriate in the circumstances and, accordingly, include certain amounts based on our best judgments and estimates. Financial information in this Annual Report on Form 10-K is consistent with that in the financial statements.

Management of the Company is responsible for establishing and maintaining a system of internal controls and procedures to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements. Our internal control system is supported by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel, and a written Code of Business Conduct adopted by our Company's Board of Directors, applicable to all officers and employees of our Company and subsidiaries.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 ("Exchange Act"). Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) ("COSO") in Internal Control—Integrated Framework. Based on this assessment, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2023.

The Company's independent auditors, Hancock Askew& Co., LLP, a registered public accounting firm, are appointed by the Audit Committee of the Company's Board of Directors, subject to ratification by our Company's shareholders. Hancock Askew & Co., LLP has audited and reported on the consolidated financial statements of FRP Holdings, Inc. The report of the independent auditors is contained in this annual report.

Audit Committee's Responsibility
The Audit Committee of our Company's Board of Directors, composed solely of Directors who are independent in accordance with the requirements of the Nasdaq Stock Market listing standards, the Exchange Act, and the Company's Corporate Governance Guidelines, meets with the independent auditors, management and internal auditors periodically to discuss internal controls and auditing and financial reporting matters. The Audit Committee reviews with the independent auditors the scope and results of the audit effort. The Audit Committee also meets periodically with the independent auditors and the chief internal auditor without management present to ensure that the independent auditors and the chief internal auditor have free access to the Audit Committee. Our Audit Committee's Report can be found in the Company's Proxy Statement.

The Shareholders and Board of Directors
FRP Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FRP Holdings, Inc. (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB..

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involve especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Real Estate Investment Accounting Assessment

Description of Matter

At December 31, 2023, the Company's investments in real estate were $544 million including unconsolidated real estate ventures of $166 million. As explained in Note 1 to the consolidated financial statements, the Company enters into real estate investments and performs an assessment as to which method of accounting is appropriate, whether the proper accounting is to determine whether to use the cost or equity method to account for an investment or whether to consolidate such investment. Note 2 to the consolidated financial statements provides a detail of unconsolidated real estate investments..

Application and auditing of the accounting treatment of the Company's real estate investments, including the process of evaluating the use of the cost or equity method of accounting or the evaluation of criteria for consolidation based on the variable interest entity (VIE) model or a voting interest entity (VOE) model, is complex and requires significant judgment. This evaluation and analysis include the determination of which party, if any, has power to direct the activities most significant to the economic performance of each real estate venture and whether the venture has sufficient equity to finance its activities without additional subordinated support. Factors considered by management in determining whether the Company has the power to direct the activities include voting rights, involvement in day-to-day capital allocation and operating decisions and the extent of the Company's involvement in the entity..

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant controls over the Company's qualitative analysis that determines whether the Company has control over the venture, through influence, voting interest or through the presence of a variable interest in a real estate venture that would require consolidation.

For all investments in real estate ventures, our procedures include reading the operating agreements and other relevant documents and evaluating the structure and terms of the agreements and reviewing management's evaluation of control over the entity and the applicability of the variable interest model as compared to the voting interest model. We evaluate management's determination of whether the investee has sufficient equity to finance its activities without additional subordinated financial support and whether the equity holders lack the characteristics of a controlling financial interest. We consider management's determination on whether the Company is the primary beneficiary or has a controlling financial interest that should be considered. We take into consideration evidence obtained in other areas of the audit, such as review of board minutes and status of the projects development to determine if any reconsideration of the findings is necessary.

Hancock Askew & Co., LLP

Hancock Askew & Co., LLP

We have served as the Company's auditor since 2006.

Jacksonville, Florida

March 26, 2024

Director and Officers

Directors

John D. Baker II (1)
Chief Executive Officer of the Company

David H. deVilliers, Jr. (1)
President of the Company

Matthew S. McAfee (2)(3)(4)
Founding Partner, Driver McAfee Hawthorne & Diebenow, PLLC

Martin E. Stein, Jr. (3)(4)
Executive Chairman of Regency Centers Corporation

John S. Surface (2)(3)(4)
Chief Executive Officer of Covis Services

Nicole B. Thomas (2)(3)(4)
President of Baptist Medical Center Jacksonville

William H. Walton (2)(3)(4)
Co-Founder and Managing Member of Rockpoint Group LLC

Margaret Wetherbee
Attorney

_____
(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Nominating Committee

Officers

John D. Baker II
Chief Executive Officer

David H. deVilliers, Jr.
President & Chief Operating Officer

David H. deVilliers, III
Executive Vice President

John D. Baker III
Chief Financial Officer & Treasurer

John D. Milton, Jr.
Executive Vice President, Secretary & General Counsel

John D. Klopfenstein
Controller and Chief Accounting Officer

Other Information

FRP Holdings, Inc.
200 West Forsyth Street, 7th Floor
Jacksonville, Florida, 32202
Telephone: (904) 396-5733

Annual Meeting
Shareholders are cordially invited to attend the 2024 annual meeting of shareholders on Wednesday, May 8, 2024 at 11:00 a.m., Eastern Daylight Time. This year's meeting will be held virtually. To participate in the annual meeting, go to www.frpdev.com, click the Investors tab, and then click the link titled "2024 Annual Shareholders Meeting".

Transfer Agent
Equiniti
59 Maiden Lane
Plaza Level
New York, NY 10038
Telephone: 1-800-937-5449

General Counsel
Nelson Mullins Riley & Scarborough LLP
Jacksonville, Florida

Independent Registered Public Accounting Firm
Hancock Askew & Co., LLP
Jacksonville, Florida

Common Stock Listed
The Nasdaq Stock Market
(Symbol: FRPH)

Form 10-K
Shareholders may receive, without charge, a copy of FRP Holdings, Inc.'s annual report on Form 10-K for the year ended December 31, 2023 as filed with the Securities and Exchange Commission by writing to the Treasurer at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

Company Website
The Company's website may be accessed at www.frpdev.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.



A REAL ESTATE INVESTMENT AND DEVELOPMENT COMPANY



FRP